UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number 001-31930

Atlatsa Resources Corporation

(Translation of registrant’s name into English)

1500, 1040 West Georgia Street,

Vancouver, British Columbia, Canada, V6E 4H8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Management’s Discussion and Analysis for the year ended December 31, 2013.

2.	Canadian Form 52-109F21-Certification of Filings – CEO.

3.	Canadian Form 52-109F21-Certification of Filings – CFO.

Document 1

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

TABLE OF CONTENTS

1.0 Glossary of Terms	2

1.1 Introduction	7

1.2 Overview	9

1.3 Restructure Plan	14

1.4 Debt Arrangements	18

1.5 Black Economic Empowerment	24

1.6 Environmental Matters	24

1.7 Operations	25

1.8 Market Trends and Outlook	29

1.9 Discussion of Operations	31

1.10 Annual Information	32

1.11 Summary of Quarterly Results	39

1.12 Liquidity	40

1.13 Capital Resources	43

1.14 Off-Balance Sheet Arrangements	45

1.15 Transactions with Related Parties	45

1.16 Proposed Transactions	47

1.17 Fourth Quarter	47

1.18 Critical Accounting Estimates	52

1.19 Changes in accounting policies	56

1.20 Financial Instruments and Risk Management	57

1.21 Other MD&A Requirements	61

1.22 Internal Controls over Financial Reporting Procedures	61

1.23 Disclosure of Outstanding Share Data	62

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

1.0 Glossary of Terms

Certain terms used in this MD&A are defined as follows:

“2009 Senior Debt Facility” has the meaning described in Section 1.4.1 – Debt Arrangements – 2009 Senior Debt Facility;

“4E” means platinum, palladium, rhodium and gold;

““A” Preference Share Facility” has the meaning described in Section 1.4.5.1 – Debt Arrangements – Vendor Facility – “A” Preference Share Facility;

“Advance” has the meaning described in Section 1.4.4 – Debt Arrangements – Advance on the Purchase of Concentrate Revenue;

“Amendment Agreement” has the meaning described in Section 1.3.2 – Restructure Plan – Phase Two;

“Anglo American Platinum” means Anglo American Platinum Limited, a subsidiary of Anglo American plc;

“Atlatsa” or the “Company” means Atlatsa Resources Corporation (previously Anooraq Resources Corporation); a corporation incorporated under the laws of the Province of British Columbia and listed on the TSX, the JSE and the NYSE MKT, and includes its subsidiaries where the context requires;

“Atlatsa Holdings” means Atlatsa Holdings Proprietary Limited, a private company incorporated under the laws of South Africa (formerly known as Pelawan Investments Proprietary Limited);

“Atlatsa Holdings Vendor Finance Loan” has the meaning described in Section 1.3.2 – Restructure Plan – Phase Two;

““B” Preference Shares” has the meaning described in Section 1.4.5.2 – Debt Arrangements – Vendor Facility – Share Settled Financing – The “B” Preference Shares;

“BEE” means Black Economic Empowerment;

“BIC” means the Bushveld Igneous Complex, South Africa;

“Boikgantsho” means the Boikgantsho Platinum Mine Proprietary Limited; a private company incorporated under the laws of South Africa which holds the mineral title in respect of the Boikgantsho Project and which is a wholly owned subsidiary of Bokoni Holdco;

“Boikgantsho Project” means the Boikgantsho PGM project, located on the Northern Limb of the Bushveld Complex in South Africa, on the Drenthe and Witrivier farms, and the northern portion of the Overysel farm;

“Bokoni” means Bokoni Platinum Mines Proprietary Limited, a private company incorporated under the laws of South Africa, formerly named Richtrau No. 177 Proprietary Limited and which is a wholly owned subsidiary of Bokoni Holdco;

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

“Bokoni Group” means, collectively, Bokoni Holdco and all subsidiaries thereof, including Bokoni and the other Project Companies;

“Bokoni Holdco” means Bokoni Platinum Holdings Proprietary Limited, a private company incorporated under the laws of South Africa which is the holding company of Bokoni; Kwanda, Boikgantsho and Ga-Phasha;

“Bokoni Holdco Shareholders Agreement” means the March 27, 2013 shareholders agreement between Plateau, RPM and Bokoni Holdco more fully described in Section 1.7.1 – Operations – Bokoni Mine under the heading “Management of Bokoni Operations”;

“Bokoni Mine” means the PGM mine, located on the Eastern Limb of the Bushveld Complex in South Africa on the Diamond, Wintersveld, Jagdlust, Middelpunt, Umkoanesstad Zeekoegat, Avoca and Klipfontein farms, formerly named the Lebowa Platinum Mine;

“Bokoni Transaction” has the meaning described in Section 1.2 – Overview;

“CAD” means Canadian Dollar or “dollars” or “$”, the currency of Canada;

“Common shares” mean common shares without par value in the capital of the Company;

“Concentrate Agreement” has the meaning described in Section 1.7.1 – Operations – Bokoni Mine under the heading “Sale of Concentrate”;

“COSO” means Committee of Sponsoring Organisations of the Treadway Commission;

“DMR” means the Government of South Africa acting through the Minister of Mineral Resources and the Department of Mineral Resources and their respective successors and delegates;

“Eastern Ga-Phasha Project” means the Eastern section of the Ga-Phasha Project, comprising the farms Paschaskraal and De Kamp, which was sold and transferred to RPM on December 13, 2013;

“EBIT” means earnings before interest and tax, as used in the Royalty Tax calculation;

“EBITDA” means earnings before interest, tax, depreciation and amortization;

“EDGAR” means the SEC Electronic Document Gathering and Retrieval System;

“ETF” means Exchange Traded Fund;

“Exchange Agreement” has the meaning described in Section 1.4.5.2 – Debt Arrangements – Share Settled Financing – “B” Preference Shares;

“Existing JO” has the meaning described in Section 1.7.3.2 – Rietfontein Project;

“Extended JO” has the meaning described in Section 1.7.3.2 – Rietfontein Project;

“fair value” of a loan represents the fair value difference between the Company’s cost of borrowing when compared to a market related cost of borrowing available to the Company;

“Fiscal 2011” means the year ending December 31, 2011;

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

“Fiscal 2012” means the year ending December 31, 2012;

“Fiscal 2013” means the year ending December 31, 2013;

“Form 20-F” means Atlatsa’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013;

“Ga-Phasha” means the Ga-Phasha Platinum Mine Proprietary Limited, a private company incorporated under the laws of South Africa which is a wholly owned subsidiary of Bokoni Holdco;

“Ga-Phasha Project” means the advanced stage Ga-Phasha PGM project, located on the Eastern Limb of the Bushveld Complex in South Africa, on the Paschaskraal, Klipfontein, Avoca and De Kamp farms comprised of the Eastern Ga-Phasha Project and the Western Ga-Phasha Project;

“HDPs” means Historically Disadvantaged Persons;

“IASB” means the International Accounting Standards Board;

“ICFR” means internal control over financial reporting; as such term is defined in applicable securities regulations, including Section 404 of the Sarbanes-Oxley Act of 2002;

“IFRS” means International Financial Reporting Standards as issued by the IASB;

“Ivanplats” means Ivanhoe Nickel & Platinum Ltd.;

“JIBAR” means the three month Johannesburg Interbank Agreed Rate;

“JO” means joint operation as defined under IFRS;

“JSE” means the JSE Limited, a company incorporated in accordance with the laws of South Africa, licensed as an exchange under the South African Securities Services Act, 2004;

“Kwanda” means Kwanda Platinum Mine Proprietary Limited, a private company incorporated under the laws of South Africa which is a wholly owned subsidiary of Bokoni Holdco and owns the Kwanda Project;

“Kwanda Project” means the Kwanda PGM project, located on the Northern Limb of the Bushveld Complex in South Africa, on 12 farms, described further in Section 1.7.3.4 – Kwanda Project;

“LTIFR” means Lost Time Injury Frequency Rate;

“MD&A” means Management’s Discussion and Analysis;

“MPRDA” means the Mineral and Petroleum Resources Development Act, 2002, as described in Section 1.6 – Environmental Matters;

“New Senior Facilities Agreement” means the new senior term loan and revolving facility agreement dated March 27, 2013 between Plateau and RPM, pursuant to which RPM made available to Plateau on December 13, 2013 a senior term loan and revolving facility in a total amount of up to ZAR 2.3 billion ($233 million) and is described in Section 1.4.2 – Debt Arrangements – New Senior Facilities Agreement;

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

“NEMA” means The South African National Environmental Management Act 107 of 1998, as described in Section 1.6 – Environmental Matters;

“NYSE MKT” means the NYSE MKT LLC, formerly the NYSE AMEX Equities;

“NI 43-101” means the National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“OCSF” means the operating cash flow shortfall facility, more fully described in Section 1.4.6 – Debt Arrangements – OCSF;

“Open Cast” operations is described in Section 1.7 – Klipfontein open cast project;

“Pelawan SPV” means Pelawan Finance SPV Proprietary Limited, a wholly owned subsidiary of Atlatsa Holdings;

“PGM” means platinum group metals, comprising platinum, palladium, rhodium, ruthenium, osmium and iridium;

“Phase One” means the first phase of the Restructure Plan, Section 1.3.1 – Restructure Plan – Phase One;

“Phase Two” means the second phase of the Restructure Plan, Section 1.3.2 – Restructure Plan – Phase Two;

“Plateau” means Plateau Resources Proprietary Limited, a private company incorporated under the laws of South Africa, being an indirect wholly owned subsidiary of Atlatsa;

“Plateau Ordinary Shares” has the meaning described in Section 1.4.5.2 – Debt Arrangements – Vendor Facility – Share Settled Financing – The “B” Preference Shares;

“Plateau Preferred “A” Shares” has the meaning described in Section 1.4.5.1 – Debt Arrangements – Vendor Facility – Share Settled Financing – “A” Preference Share Facility;

“PGM” means platinum group metals;

“Project Companies” means Boikgantsho, Kwanda, and Ga-Phasha, as described in the segment information (Note 32) in the audited annual financial statements of the Company Fiscal 2013;

“Q1 2013” means the three month period ending January 31, 2013;

“Q2 2013” means the three month period ending June 30, 2013;

“Q3 2013” means the three month period ending September 30, 2013;

“Q4 2012” means the three month period ending December 31, 2012;

“Q4 2013” means the three month period ending December 31, 2013;

“Restructure Plan” means the restructure plan for the refinancing, recapitalization and restructure of the Company and the Bokoni Group, more fully described in Section 1.3 Restructure Plan;

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

“Royalty Act” means The Mineral and Petroleum Resources Royalty Act, Act No 28 of 2008, in relation to royalties to be levied by the South African state in respect of the transfer of mineral or petroleum resources;

“RPM” means Rustenburg Platinum Mines Limited, a wholly owned subsidiary of Anglo American Platinum;

“SCB” means Standard Chartered Bank;

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval available at www.sedar.com;

“Settlement Agreement” has the meaning described in Section 1.7.3.2 – Rietfontein Project;

“Share-Settled Financing” has the meaning described in Sections 1.4.5.1 and 1.4.5.2 – Debt Arrangements;

“SPV Ordinary Shares” has the meaning described in Section 1.4.5.2 – Debt Arrangements – Vendor Facility – Share Settled Financing – The “B” Preference Shares;

“SPV Preferred Shares” has the meaning described in Section 1.4.5.2 – Debt Arrangements – Vendor Facility – Share Settled Financing – The “B” Preference Shares;

“Standby Loan Facility” has the meaning described in Section 1.4.7 – Debt Arrangements – Standby Loan Facility;

“tpm” means tonnes milled per month;

“Transaction Cost Loan Agreement” has the meaning described in Section 1.4.3 – Debt Arrangements – Working Capital Facility;

“United States” or “U.S.” means United States of America;

“USD” means the US Dollar, the currency of the United States of America;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“WACC” means weighted average cost of capital, as described in Section 1.17 – Critical Accounting Estimates – Impairment of Mining Assets;

“Western Ga-Phasha Project” means the Western section of the Ga-Phasha Project, comprising the Klipfontein and Avoca mineral properties, which was consolidated with the Bokoni Mine’s activities on December 13, 2014;

“Working Capital Facility” has the meaning described in Section 1.4.3 – Debt Arrangements – Working Capital Facility; and

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

“ZAR” means the South African Rand.

In addition, this MD&A contains references to elements by their elemental symbol. The following symbols have the following meanings:

Ag – Silver Au – Gold Cr – Chromium Cu – Copper	Ni – Nickel Pb – Lead Pd – Palladium Pt – Platinum	Rh – Rhodium Ru – Ruthenium

1.1 Introduction

This MD&A should be read in conjunction with the annual consolidated financial statements of Atlatsa for the years ended December 31, 2013, 2012 and 2011, prepared in accordance with IFRS, as issued by IASB, which are publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. This MD&A is prepared as of March 31, 2014.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. Investors should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements. Refer to “Cautionary Note Regarding Forward-Looking Statements”.

All dollar figures stated herein are expressed in Canadian dollars (“$”), unless otherwise specified.

The closing South African Rand (“ZAR”) to $ exchange rate for Fiscal 2013 was ZAR9.87=$1 compared to ZAR8.53=$1 for Fiscal 2012.

The Company’s Common Shares are listed for trading on the TSX (symbol ATL), NYSE MKT (symbol ATL) and the JSE (symbol ATL). The Company migrated to the TSX from the TSXV on February 5, 2014.

Additional information about Atlatsa, including its Annual Report on Form 20-F for Fiscal 2013, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This MD&A includes certain statements that may be deemed “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. All statements in this MD&A, other than statements of historical facts, that address the potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Atlatsa expects, are forward-looking statements. These statements appear in a number of different places in this MD&A and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Atlatsa’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including assumptions that: the anticipated benefits of the Restructure Plan will be achieved; the Bokoni Mine will maintain production levels in accordance with

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013 the mine operating plan; the Bokoni Mine operating plan will continue to be implemented as expected and will achieve improvements in production and operational efficiencies as anticipated; the Kwanda Project and the Platreef Projects project will continue to have positive exploration results; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development will be available as scheduled and will not incur unforeseen breakdowns; no material labour slowdowns or strikes will occur; plant, equipment and processes will continue to function as specified; geological or financial parameters will not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include the uncertainties related to achievement of the financial and operational improvements expected as a result of the Restructure Plan; uncertainties related to the continued implementation of the Bokoni Mine operating plan and open cast mining operations; uncertainties related to the timing of the implementation of the Bokoni Mine deferred expansion plans; fluctuations in market prices, the levels of exploitation and exploration successes; changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation; continued availability of capital and financing, general economic, market or business conditions, failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, industrial unrest and strikes, political instability, insurrection or war and the effect of HIV/AIDS on labour force availability and turnover; and delays in obtaining government approvals. These factors and other risk factors that could cause actual results to differ materially from those in forward-looking statements are described in further detail under Item 3D “Risk Factors” in Atlatsa’s Form 20-F.

Atlatsa advises investors that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to Atlatsa or persons acting on its behalf. Atlatsa assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law. Investors should carefully review the cautionary statements and risk factors contained in this and other documents that Atlatsa files from time to time with, or furnishes to, Canadian securities regulators or the SEC.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources

This MD&A uses the terms “measured resources” and “indicated resources”. Atlatsa advises U.S. investors that while those terms are recognised and required by Canadian securities regulators, the SEC does not recognise them. U.S. investors are cautioned not to assume that any mineralized material in these categories, not already classified as reserves, will ever be converted into reserves. In addition, requirements of NI 43-101 for identification of “reserves” are not the same as those of the SEC, and reserves reported by Atlatsa in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Atlatsa’s Form 20-F.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This MD&A uses the term “inferred resources”. Atlatsa advises U.S. investors that while this term is recognised and required by Canadian securities regulators, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of economic studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Atlatsa’s Form 20-F.

Cautionary Note to Investors Concerning Technical Review of the Bokoni Mine and the Western Ga-Phasha Project

The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the conclusions of the technical review of the Bokoni Mine and of the Ga-Phasha Project. Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. Under U.S. mining standards, a full feasibility study would be required in order for such mineralized material to be included in the cash flow analysis, which would require more detailed studies. Additionally, all necessary mining permits would be required in order to classify these parts of the Bokoni Mine’s and the Western Ga-Phasha Project’s mineralized material as a mineral reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that the infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity and for fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control or influence over the prices of these metals, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper or nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical report at times during the past ten years and for extended periods of time. The expansion projects described herein will require major financing; probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available to the Company on acceptable terms or at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations and the accommodation of local and community concerns. The conclusions, assumptions and economics of the technical review are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

1.2 Overview

Atlatsa is engaged in the mining, exploration and development of PGM mineral deposits located in the BIC. The BIC is the world’s largest platinum producing geological region, producing in excess of 75% of the annual primary platinum supply to international markets.

Effective July 1, 2009, the Company transformed from an exploration and development company into a PGM producer. Atlatsa, through its wholly owned South African subsidiary, Plateau, acquired an indirect 51% controlling interest and management control of Bokoni and several PGM projects, including the Ga-Phasha Project, Boikgantsho Project and the early stage Kwanda Project. These controlling interests were acquired through Plateau acquiring 51% of the shareholding of Bokoni Holdco, the holding company of Bokoni and the other Project Companies (collectively, the “Bokoni Group”) on July 1, 2009, referred to herein as the “Bokoni Transaction”.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Atlatsa’s objective is to become a significant PGM producer with a substantial and diversified PGM asset base, including production and exploration assets. The acquisition of the controlling interest in Bokoni Holdco was the first stage of advancing Atlatsa’s PGM production strategy and resulted in Atlatsa controlling a significant estimated mineral resource base of approximately 200 million (measured, indicated and inferred) PGM ounces, the third largest PGM mineral resource base in South Africa. Of this, approximately 78.5 million (measured, indicated and inferred) estimated PGM ounces are attributable to Atlatsa.

On implementation of the Bokoni Transaction in 2009, Atlatsa assumed management control over the operations of the Bokoni Group. Anglo American Platinum, through its wholly owned subsidiary RPM, retained a 49% non-controlling interest in Bokoni Holdco. During Fiscal 2011, Fiscal 2012 and Fiscal 2013, Atlatsa and Anglo American Platinum engaged in negotiations to refinance, restructure and recapitalize the Company.

In 2012, the Company and Anglo American Platinum entered into discussions surrounding a refinancing and restructuring of Bokoni Holdco. On January 31, 2014, the Company announced completion of the Restructuring Plan. Refer to Section 1.3 – Restructuring Plan.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

The corporate structure of Atlatsa is depicted below and is illustrated on a fully diluted share basis, post-conversion of the “B” Preference Shares as at December 31, 2013; but before the completion of Phase Two which was finalised on January 31, 2014:

*	Black Economic Empowerment

**	All mineral rights in name of Boikgantsho (Farms Drenthe and Witrivier) have been sold and transferred to RPM on December 13, 2013. Refer to Section 1.3 – Restructuring Plan.

***	The mineral rights of Ga-Phasha, located in the Eastern Ga-Phasha Project (Farms Paschaskraal and De Kamp) were sold and transferred to RPM on December 13, 2013. The Western Ga-Phasha Project was consolidated into the adjacent Bokoni Mine’s operations.

@	Dormant from December 13, 2013. Refer to Section 1.3 – Restructuring Plan.

^	Bokoni Rehabilitation Trust is consolidated into Bokoni

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

The corporate structure of Atlatsa as at February 1, 2014 after the completion of Phase Two of the Restructure Plan is as follows:

*	Black Economic Empowerment

@	Dormant from December 13, 2013. Refer to Section 1.3 – Restructuring Plan.

^	Bokoni Rehabilitation Trust is consolidated into Bokoni

The Bokoni Mine is the Company’s operating mine and only producing asset. The Boikgantsho Project and the Eastern Ga-Phasha Project were sold to RPM on December 13, 2013. The Western Ga-Phasha Project has been incorporated into the Bokoni Mine. Kwanda holds assets which are currently in their exploration or development stages. Refer to Section 1.7 – Operations, for more details of each of the entities.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

The following are key financial consolidated performance highlights for Atlatsa for Fiscal 2013:

•	Atlatsa had an operating profit of $159.8 million and income before tax of $103.7 million for Fiscal 2013, compared to an operating loss of ($2.5 million) and a loss before tax of ($85.0 million) for Fiscal 2012. This is mainly due to the profit on the sale of the Boikgantsho Project and the Eastern Ga-Phasha Project, as part of the Restructure Plan. Refer to Section 1.10 – Annual Information for details regarding the changes year-on-year.

•	The net income (after tax) was $99.9 million for Fiscal 2013 as compared to a net loss (after tax) of ($95.6 million) for Fiscal 2012.

•	The Company has recognised a fair value gain of $48 million in its Consolidated Statement of Comprehensive Income for Fiscal 2013, compared to a fair value gain of $90.6 million for Fiscal 2012. The non-controlling interest referred to in the Consolidated Statements of Changes in Equity and in the Consolidated Statement of Financial Position, includes a fair value gain on fair valuing the outstanding debt between Bokoni Holdco and RPM of $127.8 million for Fiscal 2012, and a fair value loss of ($98.9 million) as a result of settling the debt between Bokoni Holdco and RPM, for Fiscal 2013.

As a result of the debt consolidation and associated interest rate adjustment, which took place on the completion of Phase One of the Restructure Plan on September 28, 2012 (described below in Section 1.3.1 – Restructure Plan – Phase One), the Company derecognised its historical debt and recognised the new consolidated 2009 Senior Debt Facility which required the debt to be classified at fair value which gave rise to fair value adjustments required to be recorded. On December 13, 2013; the 2009 Senior Debt Facility was replaced by the New Senior Facilities Agreement between RPM and Plateau, which also gave rise to fair value adjustments as the terms have changed significantly from the 2009 Senior Debt Facility. The fair value adjustment results from the Company’s new cost of borrowing under the consolidated 2009 Senior Debt Facility and the New Senior Facilities Agreement being more favourable when compared to a market related cost of borrowing available to the Company.

The debt between Bokoni Holdco and RPM was settled on December 13, 2013, subsequent to the acquisition of additional shares by RPM in Bokoni Holdco. This resulted in a fair value loss as the contractual debt that was settled was greater than the fair value of the debt at the time.

•	The basic earnings per share for Fiscal 2013 was $0.47 and the diluted earnings per share for Fiscal 2013 was $0.46 as compared to a basic and diluted loss per share of ($0.04) for Fiscal 2012. The basic and diluted earnings per share is based on the profit attributable to the shareholders of the Company of $199.5 million for Fiscal 2013 as compared to loss of ($18.7 million) for Fiscal 2012.

•	Bokoni’s earnings before interest, tax, depreciation and amortization (“EBITDA”) improved significantly year-on-year with Bokoni achieving a positive EBITDA of $21.6 million for Fiscal 2013, compared to a negative EBITDA of ($61.0 million) in Fiscal 2012. This is mainly due to the fair value gain recognised the debt between Bokoni and Bokoni Holdco. The Project Companies’ EBITDA improved significantly year-on-year with these companies achieving a positive EBITDA of $77.6 million for Fiscal 2013, compared to a negative EBITDA of ($0.04 million) in Fiscal 2012. This is due to the profit on the sale of the Boikgantsho Project ($2.7 million) and the Eastern Ga-Phasha Project, ($74.9 million), as per Phase Two of the Restructure Plan. Refer to note 32 of the audited annual financial statements for Fiscal 2013 for the segment information.

•	During Fiscal 2013, the Bokoni Mine produced 170,295 4E ounces as compared to 102,761 4E ounces during Fiscal 2012. The increase is attributable to lost ounces for Q4 2012 due to the illegal strike in Q4 2012, the new Merensky open cast operations, which commenced during Q2 2013, contributing 13,717 4E ounces during Fiscal 2013 and overall improved production.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

On February 5, 2014, the Company completed its migration from the TSX-V to the TSX and commenced trading under the symbol “ATL”.

1.3 Restructure Plan

On February 2, 2012; the Company and Anglo American Platinum announced that the parties had concluded a term sheet comprising the first iteration of the Restructure Plan.

Subsequent to announcing the material terms of the Restructure Plan in February 2012, the Company announced that it, together with Anglo American Platinum and the management of Bokoni; had undertaken a strategic review of the Bokoni Mine operations in order to assess the optimal operating and financial plan for the Bokoni Mine going forward.

1.3.1 Phase One

On September 28, 2012, the Company announced that it, together with Anglo American Platinum, had completed Phase One of the Restructure Plan, whereby the Company consolidated its 2009 Senior Debt Facility, the OCSF and “A” Preference Share Facility, such that the OCSF and the “A” Preference Share Facility were repaid in full and the Company lowered its cost of borrowing.

In Phase One of the Restructure Plan, the 2009 Senior Debt Facility was amended to increase the total amount available under the facility, and this additional amount was utilized to repay the amounts owed to RPM under the OCSF (refer to Section 1.4.6 – Debt Arrangements – OCSF) and to redeem the existing “A” Preference Share Facility (refer to Section 1.4.5.1 – Debt Arrangements – “A” Preference Share Facility). These transactions resulted in all outstanding debt owing to RPM as at that date being consolidated into one single facility on terms and conditions agreed between the parties, including an interest rate adjustment, which lowered the Company’s cost of borrowing from an effective annual cash flow interest rate of 12.31% (prior to implementation of Phase One) to a current interest rate of 5.98% (this rate is linked to JIBAR, which was 5.22% at December 31, 2013) compared to 6.27% at the end of Fiscal 2012. A fair value adjustment was recorded on the 2009 Senior Debt Facility. Refer below for more detail.

Certain of the transactions completed as part of Phase One of the Restructure Plan are “related party transactions” pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders Interest in Special Transactions. Readers are referred to the Material Change report of the Company dated September 27, 2012, for more information regarding the related party aspects of Phase One, including details of exemptions from valuation and shareholder approval requirements relied on by Atlatsa.

When a transaction is with a shareholder at terms and conditions that would not be expected from a third party, it is clear that either the company or the shareholder obtained a benefit because of the shareholder relationship. This benefit is recognised directly in equity. In respect of loans with shareholders, the difference between the loan received and the amount recognised at fair value on initial recognition, is recognised as a fair value gain or loss directly in equity. In respect of loans with shareholders, the difference between the loan settled and the amount recognized at fair value on settlement date, is recognised as a fair value gain or loss directly in equity.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Pursuant to Phase One of the Restructure Plan, the OCSF payable to RPM was repaid in full on September 28, 2012 through consolidation into the 2009 Senior Debt Facility, such that the principal amount outstanding under the OCSF as at September 28, 2012 was $0. Under the increased 2009 Senior Debt Facility, if funds are requested by Bokoni (and authorized by Bokoni Holdco), RPM shall advance such funds directly to Bokoni. After the consolidation of the balance outstanding under the OCSF into the 2009 Senior Debt Facility, a portion of the available balance under the 2009 Senior Debt Facility continued to represent a facility available to the Company under the terms of the OCSF. Such portion of the 2009 Senior Debt Facility was $53.8 million (ZAR525.2 million) at September 30, 2012 (as at the close of Phase One.)

Fair Value adjustments on loans and borrowings:

The Company has recognised a fair value gain of $48 million in its Consolidated Statement of Comprehensive Income for Fiscal 2013, compared to a fair value gain of $90.6 million for Fiscal 2012. The non-controlling interest referred to in the Consolidated Statements of Changes in Equity and in the Consolidated Statement of Financial Position, includes a fair value gain on fair valuing the outstanding debt between Bokoni Holdco and RPM of $127.8 million for Fiscal 2012, and a fair value loss of ($98.9 million) as a result of settling the debt between Bokoni Holdco and RPM, for Fiscal 2013.

As a result of the debt consolidation and associated interest rate adjustment, which took place on the completion of Phase One of the Restructure Plan on September 28, 2012, the Company derecognised its historical debt and recognised the new consolidated 2009 Senior Debt Facility which required the debt to be classified at fair value which gave rise to fair value adjustments required to be recorded. On December 13, 2013; the 2009 Senior Debt Facility was replaced by the New Senior Facilities Agreement between RPM and Plateau, which also gave rise to fair value adjustments as the terms have changed significantly from the 2009 Senior Debt Facility. The fair value adjustment results from the Company’s new cost of borrowing under the consolidated 2009 Senior Debt Facility and the New Senior Facilities Agreement being more favourable when compared to a market related cost of borrowing available to the Company.

The debt between Bokoni Holdco and RPM was settled on December 13, 2013, subsequent to the acquisition of additional shares by RPM in Bokoni Holdco. This resulted in a fair value loss as the contractual debt that was settled was greater than the fair value of the debt at the time.

1.3.2 Phase Two

On March 27, 2013, the Company announced the execution of definitive agreements for Phase Two of the Restructure Plan which included the disposal of certain mineral properties representing undeveloped estimated PGM resources to RPM and the recapitalization and refinancing of Atlatsa and the Bokoni Group, together with an undertaking to accelerate production growth at the Bokoni Mine. The first part of Phase Two was completed on December 13, 2013 and the remainder of the Phase Two transactions were completed on January 31, 2014.

Certain of the transactions completed as part of Phase Two of the Restructure Plan are “related party transactions” pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders Interest in Special Transactions. Readers are referred to the management information circular (as filed on SEDAR on May 31, 2013) of the Company dated May 28, 2013, for more information regarding the related party aspects of Phase Two, including details of formal valuations obtained by Atlatsa. Included in the information circular, are details of Minxcon (an independent valuator) as well as PSG (in relation to a fairness opinion over the Restructure Plan). The following was noted in terms of the valuations of the mineral properties to be sold in Phase Two:

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Minxcon is of the opinion that, as of 27 February 2013, the fair market value of the assets of the Boikgantsho Project is estimated to be between $91.4 million (ZAR902 million) and $97.2 million (ZAR960 million). The Boikgantsho Asset Sale Agreement provides that Boikgantsho will sell and RPM will purchase the assets of the Boikgantsho Project for $96.2 million (ZAR950 million), which is within the range of the fair market values of the Boikgantsho Project as set out in the Boikgantsho Valuation.

Management received disinterested Shareholder approval for Phase Two of the Restructure Plan, on June 28, 2013.

As part of Phase Two of the Restructure Plan, under the New Senior Facilities Agreement signed on March 27, 2013, Anglo American Platinum agreed to make additional facilities available to the Company, after the 2009 Senior Debt had been fully utilised by the Company to finance its pro rata share of the Bokoni Mine going forward. The Company was not entitled to draw down amounts under the New Senior Facilities Agreement until, amongst other things, the conditions precedent to such draw downs were met (these conditions precedent were met on December 12, 2013).

Due to this delay in closing the Restructure Plan, and the fact that the Company required additional funding prior to the date the New Senior Facilities Agreement became available to the Company (i.e. December 13, 2013), the parties agreed to increase the amount available for draw down under the 2009 Senior Debt Facility by $21.8 million (ZAR215.7 million). An agreement effecting this increase was signed on May 28, 2013 (the “Amending Agreement”).

In addition to the facilities provided, RPM agreed to fund Bokoni with an advance on the Purchase of Concentrate revenue on the sale of concentrate made to RPM with an interest rate of JIBAR plus 1.41% per annum, from November 1, 2013 to November 30, 2014. This agreement was extended to March 31, 2015. This agreement is as a result of the facilities under the New Senior Facilities Agreement not being sufficient to meet the cash requirement of Bokoni Mine because of the delay in finalising the Restructure Plan. Refer to Section 1.4.4 – Debt Arrangements – Advance on the Purchase of Concentrate Revenue.

The final conditions precedent for the completion of Phase Two of the Restructure Plan was obtained on December 12, 2013.

On December 13, 2013 the following transactions forming part of Phase Two of the Restructure Plan were completed:

•	the sale and transfer of the Company’s interest in the Boikgantsho Project and the Eastern section of the Ga-Phasha Project to RPM for a net consideration of $172.2 million (ZAR1,700.0 million). For accounting purposes this sale gave rise to gains of $171.1 million that is reported as “Other income” in the Consolidated Statement of Comprehensive Income (also refer to note 35 in the audited annual financial statements for Fiscal 2013);

•	the purchase consideration payable for the sale of the Boikgantsho Project was paid to the Company on December 13, 2013, excluding an amount of $2.9 million (ZAR29.0 million) in respect of the Boikgantsho Project information which is payable on the date of execution of the notarial deed of extension of the RPM Mining Right to include the Boikgantsho Prospecting Rights. The proceeds paid to the Company of $169.3 million (ZAR1,671 million) were used to reduce the outstanding debt to RPM;

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

•	RPM subscribed for additional shares in Bokoni Holdco to the value of $196.5 million (ZAR1,939.4 million). Bokoni Holdco utilised these funds to repay the debt outstanding between Bokoni Holdco and RPM of $196.5 million (ZAR1,939.4 million);

•	Plateau subscribed for additional shares as part of the funding between Plateau and Bokoni Holdco, and as such Plateau’s interest in Bokoni Holdco has not been diluted. This is transaction is eliminated for Group consolidation purposes;

•	The 2009 Senior Debt Facility was repaid full (refer to Section 1.4.1 – Debt Arrangements – 2009 Senior Debt Facility) and the New Senior Facilities Agreement between Plateau and RPM as signed on March 27, 2013 was made effective. The amount available under the New Senior Facilities Agreement is $233.0 million (ZAR2,300.0 million) of which $225.5 million (ZAR 2,225.7 million), including interest was utilized by year-end. Refer to Section 1.4.2 – Debt Arrangements – New Senior Facilities Agreement;

•	Plateau also entered into the Working Capital Facility of $9.1 million (ZAR90.0 million) with RPM to fund Atlatsa’s corporate and administrative expenses through to the end of 2015 of which $3.0 million (ZAR30.0 million) was utilised at year-end (Refer to Section 1.4.3 – Debt Arrangements – Working Capital Facility); and

•	the Concentrate Agreement (as described in Section 1.7.1 – Operations – Bokoni Mine, under the sub-heading “Sale of Concentrate”) was extended until 2020.

In January 2014, Phase Two of the Restructure Plan was finalized by completing the following (refer to note 37 of audited annual financial statements for Fiscal 2013for the “Events after the reporting date” information:

•	Pelawan SPV converted all of its “B” Preference Shares in Plateau into 227.4 million common shares in the Company on January 14, 2014; RPM in turn converted its “B” Preference shares in Pelawan SPV for 115.8 million of the 227.4 million Atlatsa shares;

•	On January 29, 2014, Atlatsa Holdings, the Company’s majority shareholder acquired the 115.8 million common shares in the Company from RPM on a vendor financed basis, which resulted in Atlatsa Holdings owing $46.9 million (ZAR463.2 million) to RPM, to be repaid in stages by December 31, 2020 (the “Atlatsa Holdings Vendor Finance Loan”);

•	RPM subscribed for 125 million common shares of the Company on January 31, 2014, for $76.0 million (ZAR750.0 million), which proceeds were used to repay a portion of the Company’s outstanding debt to RPM. This reduced the facility available under the New Senior Facilities Agreement to $157.0 million (ZAR1,550.0 million); and

•	Atlatsa Holdings provided security to RPM in relation to the Atlatsa Holdings Vendor Finance Loan by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. Should Atlatsa Holdings be unable to meet its minimum repayment commitments under the Atlatsa Holdings Vendor Finance Loan between 2018 to 2020, Atlatsa will have a discretionary right, with no obligation, to step in and remedy such obligation in order to protect its BEE shareholding status, subject to commercial terms being agreed between Atlatsa Holdings and Atlatsa for that purpose and receipt of the necessary regulatory and shareholder approvals.

On February 1, 2014, after completion of Phase Two of the Restructure Plan; Atlatsa had an outstanding share capital of 554,288,473 common shares.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

For additional information on the Restructure Plan refer to the press releases of Atlatsa dated February 2, 2012, March 15, 2012, March 30, 2012, May 3, 2012, June 15, 2012, July 26, 2012, September 7, 2012, September 27, 2012, October 2, 2012, October 22, 2012, December 3, 2012, January 21, 2013, March 27, 2013, March 28, 2013, April 5, 2013, July 2, 2013, August 20, 2013, August 29, 2013, October 7, 2013, October 8, 2013, October 31, 2013, December 12, 2013, December 18, 2013, January 16, 2014 and February 3, 2014 as well as the material change reports filed on February 13, 2012, September 27, 2012 and April 8, 2013 all of which are available on SEDAR at www.sedar.com.

1.4 Debt Arrangements

The Company financed the Bokoni Transaction at the Plateau level through a combination of the 2009 Senior Debt Facility and an agreement with RPM whereby RPM provided Plateau with the OCSF of up to a maximum of $76.0 million (ZAR750.0 million) (which increased to $111.4 million (ZAR1,100.0 million) on June 29, 2012) and access to RPM’s attributable share of the Bokoni Holdco cash flows (the “Standby Loan Facility”) which, with the Company’s portion, provided up to a maximum of 80% of all free cash flow generated from Bokoni to meet the Company’s repayment obligations in terms of the 2009 Senior Debt Facility.

The OCSF, the “A” Preference Share Facility and the 2009 Senior Debt Facility were consolidated on September 28, 2012 as part of Phase One of the Restructure Plan. Refer to Section 1.3 – Restructure Plan for more information.

On December 13, 2013; the following transactions of Phase Two of the Restructure Plan were implemented, each of which is described in more detail below:

•	the New Senior Facilities Agreement became effective; and

•	Plateau entered into the Working Capital Facility with RPM of $9.1 million (ZAR90 million) available to fund Atlatsa’s corporate and administrative expenses through to the end of 2015.

In January 2014, Phase Two of the Restructure Plan was finalized by completing the following:

•	Pelawan SPV converted all of its “B” Preference Shares in Plateau into 227.4 million common shares in the Company on January 14, 2014; RPM in turn converted its “B” Preference shares in Pelawan SPV for 115.8 million of the 227.4 million Atlatsa shares; and

•	RPM subscribed for 125 million common shares of the Company on January 31, 2014 to the value of $76.0 million (ZAR750.0 million).

Section 1.4.1. – 2009 Senior Debt Facility, Section 1.4.5.1. –“A” Preference Share Facility, Section 1.4.5.2. – Share Settled Financing – The “B” Preference Shares, Section 1.4.6. – OCSF and Section 1.4.7. – Standby Loan Facility are mentioned below only in relation to historical information.

1.4.1. 2009 Senior Debt Facility

On July 1, 2009; Plateau entered into the 2009 Senior Debt Facility with SCB for an amount of up to $76.0 million (ZAR750.0 million), including capitalised interest of up to a maximum of three years or $25.3 million (ZAR250.0 million).

The 2009 Senior Debt Facility was repayable in 12 semi-annual instalments, with the first payment due on January 31, 2013. Interest was calculated at a variable rate linked to the 3 month JIBAR plus applicable margin and mandatory cost. The 2009 Senior Debt Facility had a term of 108 months from July 1, 2009.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

On December 11, 2009, 34% of the 2009 Senior Debt Facility was syndicated to First Rand Bank Limited, acting through its Rand Merchant Bank division.

SCB’s $50.7 million (ZAR500.0 million) and interest amounting to $14.5 million (ZAR142.8 million) at an interest rate of 11.345% was rolled up through April 28, 2011. Effective as of April 28, 2011, RPM assumed all of the rights and obligations of SCB and Rand Merchant Bank under the 2009 Senior Debt Facility.

The total amount of the interest payable on the notional amount of the 2009 Senior Debt Facility of $50.7 million (ZAR500.0 million) drawn down on July 1, 2009 was hedged with effect from July 1, 2009 until July 31, 2012.

On September 28, 2012, the full outstanding amount under the OCSF (Section 1.4.6 – OCSF below) was repaid and consolidated into the 2009 Senior Debt Facility. Post consolidation, a total of $53.2 million (ZAR525.2 million) at September 30, 2012 remained available under the 2009 Senior Debt Facility (as at the close of Phase One of the Restructure Plan). Refer to Section 1.3 – Restructure Plan for more information with respect to Phase One of the Restructure Plan.

As part of Phase Two of the Restructure Plan, Anglo American Platinum made additional facilities available to the Company to finance its pro rata share of the Bokoni Mine operations going forward under the New Senior Facilities Agreement signed on March 27, 2013. The Company was not entitled to draw down amounts under the New Senior Facilities Agreement until, amongst other things, the conditions precedent to such draw downs were met (these conditions precedent were met on December 12, 2013).

Due to the delay in closing of Phase Two of the Restructure Plan, and the fact that the Company required funding prior to the New Senior Facilities Agreement becoming effective on December 13, 2013, the parties agreed to increase the amount available for draw down under the 2009 Senior Debt Facility by $21.8 million (ZAR215.7 million). The Amendment Agreement effecting this increase was signed on May 28, 2013.

A principal amount of $73.5 million (ZAR725.8 million) was drawn down on the 2009 Senior Debt Facility in the period from September 30, 2012 (the closing of Phase One of the Restructure Plan) to December 13, 2013, (the date on which the New Senior Facilities Agreement became effective) which was added to the contractual amount outstanding under the 2009 Senior Debt Facility. In addition, during this period contractual interest of $8.7 million (ZAR81.6 million) was incurred resulting in a contractual balance of $221.7 million (ZAR2,188.8 million) being owed as at December 13, 2013 between Plateau and RPM. On December 13, 2013 with the implementation of Phase Two of the Restructure Plan, the 2009 Senior Debt Facility was converted to the New Senior Facilities Agreement and one of the implementation steps was to make a repayment under the 2009 Senior Debt Facility by drawing down on the New Senior Facilities Agreement, to give effect to the revised terms of the facility. On December 13, 2013, the 2009 Senior Debt Facility ceased to exist.

RPM subscribed for additional shares in Bokoni Holdco to the value of $196.5 million (ZAR1,939.4 million). Bokoni Holdco utilised these funds to repay the debt outstanding between Bokoni Holdco and RPM of $196.5 million (ZAR1,939.4 million) on December 13, 2013.

The commencement of re-payments under the 2009 Senior Debt Facility was deferred by one year from January 31, 2013, to January 31, 2014. When the New Senior Facilities Agreement came into effect on December 13, 2013, the 2009 Senior Debt Facility was no longer available to the Company and is described herein for historical purposes only.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

1.4.2. New Senior Facilities Agreement

Pursuant to Phase Two of the Restructure Plan, the balance under the 2009 Senior Debt Facility as at December 13, 2013 was $221.7 million (ZAR2,188.8 million)between Plateau and RPM after repaying $169.3 million (ZAR1,671 million) of the 2009 Senior Debt Facility received from the sale of the Eastern Ga-Phasha Project and the Boikgantsho Project. On December 13, 2013 with the implementation of Phase Two of the Restructure Plan, the 2009 Senior Debt Facility was converted to the New Senior Facilities Agreement and one of the implementation steps was to make a repayment of $221.7 million (ZAR2,188.8 million) under the 2009 Senior Debt Facility by drawing down on the New Senior Facilities Agreement, to give effect to the revised terms of the facility. On December 13, 2013, the 2009 Senior Debt Facility was settled on December 13, 2013.

As at December 31, 2013, the total facility under the New Senior Facilities Agreement was $233.0 million (ZAR2,300.0 million). In the event Plateau draws down on the facility available under New Senior Facilities Agreement to fund its 51% contribution to Bokoni Holdco, RPM has agreed to provide its 49% contribution to Bokoni Holdco as a shareholder loan to Bokoni Holdco.

In December 2013, Plateau drew down $3.4 million (ZAR33.6 million) on the New Senior Facilities Agreement, and RPM provided $3.5 million (ZAR33.3 million) to Bokoni Holdco for utilisation by Ga-Phasha to settle the capital gains tax on the sale of the Eastern Ga-Phasha Project to RPM. This draw down by Plateau brought the total amount outstanding under the New Senior Facilities Agreement, between Plateau and RPM, to $225.5 million (ZAR 2,225.7 million), including interest at year-end.

The total undrawn facility between RPM and Plateau under the New Senior Facilities Agreement at December 31, 2013 was $7.5 million (ZAR74.3 million). In the event that Plateau draws down the $7.5 million (ZAR74.3 million) remaining to fund its 51% contribution to Bokoni Holdco, RPM will fund its 49%, bringing the total available facility at December 31, 2013 to $14.8 million (ZAR145.7 million).

The $3.5 million (ZAR33.3 million) provided to Bokoni Holdco by RPM was treated as a shareholder’s loan – refer to note 18 in the audited annual financial statements for Fiscal 2013. The treatment of this shareholder’s loan is to be decided by the Board of Directors of Bokoni Holdco as per the Bokoni Holdco Shareholders Agreement. This loan bears no interest and no repayment terms.

With the proceeds of $76.0 million (ZAR750.0 million) from RPM for the subscription for 125 million common shares in the Company on January 31, 2014 being utilised to reduce the debt between Plateau and RPM, the amount outstanding under the New Senior Facilities Agreement was reduced to $157.0 million (ZAR1,550.0 million).

The repayment terms of the New Senior Facilities Agreement include quarterly cash sweeps, when cash is available. Atlatsa will be required to reduce the outstanding balance (including capitalised interest) under the New Senior Facilities Agreement to $101.3 million (ZAR1 billion) by December 31, 2018, and to $50.7 million (ZAR500.0 million) by December 31, 2019 and to zero by December 31, 2020.

1.4.3. Working Capital Facility

On December 13, 2013, Plateau and RPM entered into a Working Capital Facility whereby RPM agreed to make a maximum of $3.0 million (ZAR30.0 million) per year available to Atlatsa during each of 2013, 2014 and 2015 for an aggregate facility of $9.1 million (ZAR90.0 million), including capitalised interest to fund Atlatsa’s corporate and administrative expenses through to 2015.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Pursuant to the terms of the Working Capital Facility, interest will be charged on the outstanding amounts of the Working Capital Facility at a three-month JIBAR plus 4% per annum. The balance of the Working Capital Facility cannot exceed $9.1 million (ZAR90.0 million) at any time. Atlatsa is prohibited from paying any dividends until the Working Capital Facility is fully repaid. The Working Capital Facility is repayable in full by December 31, 2018.

Prior to implementation of Phase Two of the Restructure Plan and as an interim measure pursuant to closing of the Restructure Plan, the parties agreed to a “Transaction Cost Loan Agreement”, as signed and implemented on May 28, 2013. A facility of $2.3 million (ZAR22.5 million) was made available under the Transaction Cost Loan Agreement. The Amendment Agreement, which provided for an increase of $21.8 million (ZAR215.7 million) to the 2009 Senior Debt Facility, was implemented on May 28, 2013. This amount is inclusive of the $2.3 million (ZAR22.5 million) provided for under the Transaction Cost Loan Agreement. This facility carried interest at the Prime Rate plus 5%.

As at September 30, 2013; a draw down of $0.7 million (ZAR7.0 million) was made under the Transaction Cost Loan Agreement. On December 13, 2013 Plateau drew down $3.0 million (ZAR29.9 million) on the Working Capital Facility and repaid the drawn down amount on the Transaction Cost Loan Agreement amount of $0.7 million (ZAR7.2 million) including interest. Interest of $14,511 (ZAR143,249) was incurred on the Working Capital Facility at December 31, 2013.

During March 2014, an agreement was entered into with RPM whereby, in the event Bokoni Mine requires additional cash resources in the period from 1 April 2014 until 31 March 2015, the undrawn facility from the $9.1 million (ZAR90.0 million) Working Capital Facility in place for corporate and administration costs, would be made available.

1.4.4. Advance on the Purchase of Concentrate Revenue

In addition to the facilities provided, RPM agreed to fund the Bokoni Mine with an Advance on the sale of concentrate made to RPM at an interest rate of JIBAR plus 1.41% per annum, from November 1, 2013 to November 30, 2014.

The agreement with RPM provides that RPM may advance funds to Bokoni up to an amount of the lower of 90% of an advance on revenue for the preceding two months and $36.5 million (ZAR360.0 million), provided that the amount advanced shall not exceed the actual cash requirements for that month. This agreement was renegotiated in March 2014 to provide that RPM may advance funds to Bokoni up to an amount of the lower of 95% of an advance on revenue for the preceding two months and $48.1 million (ZAR475.0 million), provided that the amount advanced shall not exceed the actual cash requirements for that month of Bokoni Mine and was extended to 31 March 2015. On October 23, 2013, an Advance of $2.5 million (ZAR24.5 million) was made against the revenue received in December 2013.

On December 17, 2013, an Advance of $6.2 million (ZAR61.0 million) was made against December’s concentrate that will be recovered as part of revenue received from RPM in February 2014.

Also refer to Section 1.12 – Liquidity, under the sub-heading “Going Concern” for details on how the Advance will be utilised.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

1.4.5. Vendor Finance Facility

On July 1, 2009, RPM provided a vendor finance facility to Plateau consisting of a cash component, the “A” Preference Share Facility of $121.6 million (ZAR1.2 billion) and a share settled component (the “Share-Settled Financing”) amounting to $111.4 million (ZAR1.1 billion). Refer to Section 1.3 – Restructure Plan for details of the repayment of these facilities.

1.4.5.1 “A” Preference Share Facility

As part of the acquisition of the Bokoni Transaction, RPM subscribed for cumulative redeemable preference shares in the capital of Plateau (the “Plateau Preferred “A” Shares”) for an aggregate sum of $121.6 million (ZAR1.2 billion) (the ““A” Preference Share Facility”). These shares were cumulative mandatory redeemable shares which attract a fixed annual cumulative dividend of 12% (fixed quarterly cumulative dividend 11.49%). Atlatsa was obligated to redeem the outstanding amount, including undeclared dividends which should have been declared within six years of issue (July 1, 2015), to the extent that Atlatsa was in the position to redeem such Plateau Preferred “A” Shares. Any Plateau Preferred “A” Shares not redeemed in six years (at July 1, 2015) would automatically roll over and be finally redeemed nine years after issue (at July 1, 2018).

During the three year period prior to the initial maturity date (between July 1, 2012 and July 1, 2015), Plateau was required to undertake a mandatory debt refinancing and use 100% of such external funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts owing to RPM in respect of the Standby Loan Facility; (ii) any outstanding amounts owing to RPM in respect of the OCSF and (iii) any amount owing to RPM in respect of the “A” Preference Share Facility. The required refinancing took place pursuant to Phase One of the Restructure Plan and the “A” Preference Share Facility was redeemed and repaid in full on September 28, 2012.

The “A” Preference Share Facility is no longer available to the Company and is described herein for historical purposes only.

1.4.5.2. Share Settled Financing – The “B” Preference Shares

Pursuant to the Share Settled Financing, Atlatsa Holdings, the majority shareholder of Atlatsa, established a wholly owned subsidiary, Pelawan SPV, and transferred 56,691,303 Atlatsa Common Shares to the Pelawan SPV. RPM subscribed for convertible preferred shares in the capital of the Pelawan SPV (the “SPV Preferred Shares”) for an aggregate sum of $111.4 million (ZAR1.1 billion). Atlatsa Holdings encumbered its shareholding in the Pelawan SPV in favour of RPM as security for the obligations of the Pelawan SPV pursuant to the SPV Preferred Shares.

The Pelawan SPV subscribed for two different classes of convertible class B preferred shares (the “B” Preference Shares”) in Plateau for $111.4 million (ZAR1.1 billion), each such class being convertible into ordinary shares in the capital of Plateau (“Plateau Ordinary Shares”) and entitling the holder of the Plateau Ordinary Shares to a special dividend in cash, which, upon receipt, would immediately be used to subscribe for additional Plateau Ordinary Shares. The “B” Preference Shares were zero coupon shares and carried no rights to preference dividends.

Pursuant to the agreement between the Pelawan SPV and Atlatsa (the “Exchange Agreement”), upon Plateau issuing Plateau Ordinary Shares to the Pelawan SPV, Atlatsa would take delivery of all Plateau Ordinary Shares held by the Pelawan SPV and, in consideration thereof, issue to the Pelawan SPV such number of Atlatsa Common Shares that would have a value equal to the value of such Plateau Ordinary Shares. The total number of Atlatsa Common Shares to be issued on implementation of the Share-Settled Financing arrangement was 227.4 million Atlatsa Common Shares.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

The SPV Preferred Shares were convertible in one or more tranches into ordinary shares in the capital of the Pelawan SPV (“SPV Ordinary Shares”) immediately upon demand by RPM, upon the earlier of (i) the date of receipt by the Pelawan SPV of a conversion notice from RPM and (ii) July 1, 2018. The Pelawan SPV received a conversion notice from RPM on January 7, 2014. On January 14, 2014; RPM was issued a special dividend in cash, which RPM immediately used to subscribe for SPV Ordinary Shares. On January 14, 2014; Pelawan SPV converted the SPV Preferred Shares to SPV Ordinary Shares and RPM subscribed for additional SPV Ordinary Shares as a result of the special dividend. Pelawan SPV immediately undertook a share buyback of all SPV Ordinary Shares held by RPM and settled the buyback consideration by delivering to RPM 115.8 million common shares in the Company. On January 29, 2014 RPM sold these 115.8 million common shares in the Company to Atlatsa Holdings in trust for the Pelawan Trust.

111.6 million common shares in the Company were issued to Pelawan SPV pursuant to the Exchange Agreement and were subsequently transferred to Atlatsa Holdings in trust for the Pelawan Trust. Such common shares are subject to a lock-in that prevents Pelawan SPV and Atlatsa Holdings from disposing of such shareholding for so long as Atlatsa Holdings is required to maintain a minimum 51% shareholding in Atlatsa (at present the contractual lock up provision for Atlatsa Holdings on all of its Atlatsa common shares remains in place up to January 1, 2015).

The final result of the Share Settled Financing is that as of January 14, 2014: (i) RPM funded a payment of $111.4 million (ZAR1.1 billion) to Plateau and RPM received a total of 115.8 million common shares in the Company; (ii) RPM sold its 115.8 million shares to Atlatsa Holdings; (iii) Atlatsa Holdings received an additional 111.6 million common shares in the Company from Pelawan SPV; and (iv) Atlatsa Holdings increased their shareholding in the Company to 62%.

The Share Settled Financing is now complete and is described herein for historical purposes only.

Refer to Section 1.3 – Restructure Plan for details of Phase Two of the Restructure Plan.

1.4.6. OCSF

In order for Plateau to meet any required shareholder contributions in respect of operating or capital expenditure cash shortfalls at Bokoni during the initial three year ramp up phase at the Bokoni Mine, RPM provided Plateau with the OCSF which could be drawn up to a maximum of $76.0 million (ZAR750.0 million) and was subject to certain annual draw down restrictions, in terms of quantum, during the first three years. On 29 June 2012, the OCSF facility was increased to $111.4 million (ZAR1,100.0 million).

The full outstanding amount under the OCSF as at September 28, 2012 was repaid and consolidated into the 2009 Senior Debt Facility, and the principal amount outstanding as at that date was $0. Refer to Section 1.4.1 –Debt Arrangements – Senior Debt Facility above. The OCSF is no longer available to the Company and is described herein for historical purposes only.

1.4.7. Standby Loan Facility

On July 1, 2009, Anglo American Platinum made available to Plateau the Standby Loan Facility of an amount equal to 29% of Bokoni cash flows, which Plateau was able to use to fund any cash flow shortfalls that arose in Plateau to fund any repayment obligations it had under the 2009 Senior Debt Facility during its term. The Standby Loan Facility bore interest at the prime rate of interest in South Africa (currently 8.5%). As at December 31, 2013, with completion of the 2009 Senior Debt Facility, the Standby Loan Facility also came to a close. The Standby Loan Facility is no longer available to the Company and is described here for historical purposes only.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

1.4.8. Security

The 2009 Senior Debt Facility, now the New Senior Facilities Agreement, is secured through various security instruments, guarantees and undertakings provided by Atlatsa against 51% of the cash flows generated by Bokoni, together with 51% of Bokoni’s asset base.

1.5 Black Economic Empowerment

Atlatsa Holdings, Atlatsa’s majority shareholder, is a broad based BEE entity. Through Atlatsa Holdings shareholding, Atlatsa remains compliant with the BEE equity requirements as contemplated by South African legislation and its associated charters regarding BEE equity holding requirements.

1.6 Environmental Matters

The South African National Environmental Management Act 107 of 1998 (“NEMA”) as well as the Mineral and Petroleum Resources Development Act, 2002 (“MPRDA”), which applies to all prospecting and mining operations, requires that operations be carried out in accordance with generally accepted principles of sustainable development. It is a MPRDA requirement that an applicant for a mining right must make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for:

•	premature closure;

•	planned decommissioning and closure; and

•	post closure management of residual and latent environmental impacts.

In respect of the Bokoni Mine, an external assessment to determine the environmental closure liability was undertaken in September 2013. As at December 31, 2013, the total environmental rehabilitation liability for the Bokoni Mine, in current monetary terms (discounted), was estimated to be $11.1 million (ZAR109.6 million) compared to $9.8 million (ZAR83.5 million) in Q4 2012. The future net obligation undiscounted for the rehabilitation liability for Q4 2013 is $18.8 million (ZAR185.6 million) compared to $13.5 million (ZAR115.3 million) in Q4 2012.

Annual contributions are made to a dedicated environmental trust fund to fund the estimated cost of rehabilitation during and at the end of the mine’s life.

As at December 31, 2013, the amount invested in the environmental trust fund was $3.3 million (ZAR32.5 million) as compared to $3.3 million (ZAR27.7 million) in Q4 2012. The shortfall of $7.8 million between the funds invested in the environmental trust fund and the estimated rehabilitation cost is covered by a guarantee from RPM.

Atlatsa’s mining and exploration activities are subject to extensive environmental laws and regulations. These laws and regulations are continually changing and are generally becoming more restrictive. Atlatsa has incurred, and expects to incur in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on current legal and regulatory requirements.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

At December 31, 2013; a contingency was provided for deep groundwater pollution. The Company has identified a future pollution risk posed by deep groundwater in certain underground shafts. Various studies have been undertaken by Bokoni since 2012. In view of the documentation of current information for the accurate estimation of the liability, no reliable estimate can be made for the obligation.

1.7 Operations

1.7.1 Bokoni Mine

Overview

The Bokoni Mine is an operating mine situated in the Sekhukhuneland District of the Limpopo Province, approximately 80km southeast of Polokwane, the provincial capital, and 330km northeast of Johannesburg.

The Bokoni Mine is permitted in terms of two “new order” mining licenses covering an area of 20,394.26 hectares. With the implementation of Phase Two of the Restructure Plan that was concluded in December 2013, the Bokoni mining right, LP30/5/1/2/2/59 MR was amended to include two mineral properties Avoca 472 KS and Klipfontein 465 KS which were previously considered part of the Ga-Phasha Project. Mining at the Bokoni Mine consists of both surface and underground operations. The surface operation is an opencast operation mining the Merensky reef and contributes approximately 25% of the total tonnage produced. A vertical shaft and three decline shaft systems provide access to underground mine development and production on the Merensky and UG2 reef horizons. The UG2 production currently accounts for approximately 30% of total production.

The Bokoni Mine has installed road, water and power infrastructure, as well as two processing concentrators, sufficient to meet its operational requirements up to completion of its first phase growth plans to 160,000 tpm.

The Bokoni Mine has an extensive ore body, capable of supporting a life-of-mine plan that is estimated at 39 years (as used in the impairment calculations). Current mining operations are being conducted at shallow depths, on average 300m below the surface. This benefits the Bokoni Mine’s operations in that there are no major refrigeration (and consequent power) requirements at shallower mining depths.

The Bokoni Mine’s production for Fiscal 2013 averaged 127,162 tpm of ore from its UG2 and Merensky reef horizons, an increase of 76.7% from Fiscal 2012.

In Q2 2013; the Bokoni Mine successfully commissioned its new open cast Merensky mine operations which, when steady state is achieved, will produce 40,000 tpm of Merensky ore, comprising 25% of Bokoni’s total mine operations for the next 10 years, whilst its underground operations (currently producing at 120,000 tpm) ramp up to full first phase capacity of 160,000 tpm steady state in the medium term.

Klipfontein open cast project:

The Klipfontein opencast operation was planned to deliver 40,000 tpm as from January 1, 2013, capable of supporting a life-of-mine plan that is estimated at 10 years. Due to the illegal strike that occurred in Q4 2012, the opencast site-establishment and 1st box-cut were delayed, resulting in the first reef tonnes delivered to the concentrator only during June 2013. Targeted production from the opencast operation was achieved in September 2013 at 40,000 tpm.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

New Operating Plan

The new operating plan follows a detailed strategic review that was undertaken in 2012 by the new management team at Bokoni Mine, in conjunction with RPM and Atlatsa. This included a review of all technical, operational and financing assumptions in forming the existing strategy, having regard to the general outlook for the PGM industry.

The operating plan to 2020 has been limited to 160,000 tpm to meet the current installed processing capacity at the Bokoni Mine. Accordingly, material capital expenditure associated with the proposed UG2 expansion plans at the Bokoni Mine, estimated at $233.0 million (ZAR2.3 billion), have been deferred beyond 2020. In an effort to reduce unit operating costs, open cast Merensky operations at the Bokoni Mine have commenced and this is expected to contribute towards further unit cost reductions in future.

The new operating plan will allow the Bokoni Mine to fill its processing capacity in the near term, whilst allowing underground mining operations to build up from the current 120,000 tpm to 160,000 tpm. The plan is considered both low risk and less capital intensive. The Bokoni Mine is expected to increase annual production from its current base of 103,000 PGM Oz per annum to 250,000 PGM Oz per annum over the next five years.

The new operating plan will result in Bokoni becoming a predominantly Merensky Reef producer, accounting for approximately 75% of its total estimated production in the medium term. The capital cost estimate to ramp the Brakfontein and Middlepunt Hill projects to steady state levels of 100,000 tpm and 60,000 tpm is estimated at $111.4 million (ZAR1.1 billion).

Atlatsa will finance the expansion plans at the Bokoni Mine until March 31, 2015 from the credit facilities available under the New Senior Facilities Agreement , the Advance, available cash resources (with RPM meeting its 49% cash commitment to Bokoni Holdco), deferring capital expansion costs that do not affect the Bokoni operating plan and if required drawing down on the available facility under the Working Capital Facility.

Management of the Bokoni Operations

On March 27, 2013; Plateau, RPM and Bokoni Holdco entered into a shareholders’ agreement (the “Bokoni Holdco Shareholders Agreement”) to govern the relationship between Plateau and RPM, as shareholders of Bokoni Holdco, and to provide management to Bokoni Holdco and its subsidiaries, including Bokoni.

Under the Bokoni Holdco Shareholders Agreement, Plateau is entitled to nominate the majority of the directors of Bokoni Holdco and Bokoni, and has undertaken that the majority of such nominees will be HDPs in South Africa. Atlatsa has given certain undertakings to RPM in relation to the maintenance of its status as an HDP controlled group pursuant to the Bokoni Holdco Shareholders Agreement.

Pursuant to the Bokoni Holdco Shareholders Agreement, the board of directors of Bokoni Holdco, which is controlled by Atlatsa, has the right to call for shareholder contributions, either by way of a shareholder loan or equity cash call. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Bokoni Holdco by funding the entire cash call, provided that Plateau’s shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions until the expiry of the period from the closing date of the Bokoni Transaction to the earlier of (i) the date on which the BEE credits attributable to RPM and/or arising as a result of the Bokoni Transaction become legally secure, and (ii) the date on which Plateau has repaid the debt owed to RPM pursuant to the New Senior Facilities Agreement in full, Plateau’s shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions required under the Bokoni Holdco Shareholders Agreement.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Pursuant to the terms of shared services agreements between RPM and Bokoni, RPM provides certain services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group company for the same or similar services. It is anticipated that, as Atlatsa builds its internal capacity and transforms into a fully operational PGM producer, these services will be phased out and will be replaced either with internal or third party services. Atlatsa, through Plateau, provides certain management services to Bokoni pursuant to certain services agreements entered into with effect from July 1, 2009, which are still in effect.

Sale of Concentrate

The Bokoni Mine produces a metal-in-concentrate, all of which is sold to RPM pursuant to a sale of concentrate agreement (the “Concentrate Agreement”) entered into between Bokoni and RPM on July 1, 2009. The Concentrate Agreement has an initial five year term to July 1, 2014 and Plateau has the right to extend the Concentrate Agreement for a further five year term to July 1, 2019. Refer to Section 1.3 – Restructure Plan for details of the extension of the Concentrate Agreement through to 2020 on the same terms and conditions that was signed on March 27, 2013 as well as the Advance in place from November 1, 2013 to March 31, 2015.

Pursuant to the Concentrate Agreement, RPM receives metal-in-concentrate from the Bokoni Mine and pays for such metal based upon a formula equal to a percentage of the spot prices for the various metals contained in the concentrate delivered, including precious and base metals, less certain treatment charges and penalties (if applied).

Atlatsa will retain its existing option to acquire an ownership interest in Anglo American Platinum’s Polokwane smelter complex on terms agreed between RPM and Atlatsa.

1.7.2 Ga-Phasha Project

As part of Phase Two of the Restructure Plan, the Ga-Phasha Project was split into an Eastern and Western section and the Eastern section of the Ga-Phasha Project, comprising the Paschaskraal and De Kamp mineral properties, was sold for $77.0 million (ZAR750 million) and transferred to RPM on December 13, 2013 and was consolidated into RPM’s adjacent Twickenham operation. The Western Ga-Phasha Project, comprising the Klipfontein and Avoca mineral properties was consolidated into the adjacent Bokoni Mine operations. The parties have identified the potential to access the Western Ga-Phasha Project through existing shaft infrastructure established at the Brakfontein mineral property.

Atlatsa currently holds a 51% indirect ownership interest in the Western Ga-Phasha Project.

1.7.3 Platreef Exploration Properties, Northern Limb

Atlatsa holds interests in mineral rights (known as “farms”) covering 37,000 hectares that make up the Central Block, the Rietfontein Block and the Kwanda Project (refer below), collectively, known as the Platreef Properties. The Platreef Properties are not currently significant projects for the Company.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

1.7.3.1 The Boikgantsho Project

As part of Phase Two of the Restructure Plan on October 13, 2013 the Company transferred their interest in the Boikgantsho Project to RPM for a net consideration of $96.2 million (ZAR950 million). The Company no longer has any interest in the Boikgantsho Project.

1.7.3.2 Rietfontein Project

The current prospecting right for the Rietfontein project was valid for a five year period, expiring November 27, 2011. Prior to the expiry date, on August 22, 2011, Atlatsa lodged an application to renew the prospecting right for a three year extension of term. To date the renewal is still pending.

Preliminary investigations of the Rietfontein project indicate that more value could be extracted by incorporating it with the adjacent Platreef project which is owned by Ivanplats, rather than operating it as a stand-alone project. Ivanplats and Atlatsa entered into a joint operation with respect to the aforementioned properties on June 29, 2001(the “Existing JO”).

Atlatsa has entered into a settlement agreement (the “Settlement Agreement”) effective December 11, 2009 with Ivanplats to replace and supersede the above mentioned 2001 agreement. This Settlement Agreement is the current Existing JO agreement, relating to the Rietfontein property located on the northern limb of the BIC. The Settlement Agreement is a result of the arbitration process relating to disagreements with respect to the exploration activities undertaken at the Rietfontein property. Salient terms of the Settlement Agreement are as follows:

•	Both parties agreed to abandon their respective claims under dispute forming the subject matter of arbitration;

•	The Existing JO between the parties was amended, such that the Existing JO was extended to incorporate a defined area of Ivanplats’ adjacent Turfspruit mineral property. Both parties retained their existing prospecting rights in respect of mineral properties in their own names but made these rights and technical information available to the extended joint operation (the “Extended JO”);

•	Atlatsa is entitled to appoint a member to the Extended JO technical committee and all technical programmes are carried out with input from Atlatsa;

•	Atlatsa was awarded a 6% free carried interest in the Extended JO, provided that the Extended JO contemplated an open pit mining operation, incorporating the Rietfontein mineral property;

•	Atlatsa has no financial obligations under the Extended JO terms and Ivanplats is required to fund the entire exploration program to feasibility study with no financial recourse to Atlatsa; and

•	On delivery of the feasibility study, Atlatsa may elect to either:

•	retain a participating interest of 6% in the Extended JO and finance its pro rata share of the project development going forward; or

•	relinquish its participating interest of 6% in the Extended JO in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JO mineral properties.

Atlatsa has lodged an application to renew the prospecting right for the Rietfontein Project for three years. The Company expects that the rights will be renewed. The Company is engaged in negotiations with Ivanplats about the joint approach going forward. Atlatsa currently holds a 100% direct ownership interest in the Rietfontein Project.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

1.7.3.3 Central Block

The Central Block consists of five farms or portions thereof, comprising a portion of Dorstland 768 LR, Hamburg 737 LR, Elandsfontein 766 LR, Molokongskop 780 LR and Noord Holland 775 LR.

Atlatsa is currently evaluating its approach to properties on the Central Block, which may include potential joint venture relationships with third party exploration companies.

A number of the prospecting rights have expired. Management have lodged renewal applications for all expired rights, the approvals of which are still pending.

On Central Block, a number of the prospecting rights have expired and renewal applications have been lodged. The Company expects that that the rights will be renewed.

Atlatsa currently holds a 100% direct ownership interest in the Central Block Project.

1.7.3.4. Kwanda Project

Atlatsa intends to continue its existing prospecting programs at the Kwanda Project in 2014 at a cost of approximately $0.2 million per annum.

Atlatsa currently holds a 51% indirect ownership interest in the Kwanda Project.

1.8 Market Trends and Outlook

Outlook

Fiscal 2013 represented another challenging year for the South African PGM industry, continuing with similar themes which have dominated the sector since the onset of the Global Financial Crisis and consequent economic down turn in key economies from mid 2008 onwards.

Economic and political factors influencing the PGM sector in South Africa remain volatile, with economic data and growth indicators from key economies, particularly in Europe, remaining key to platinum demand recovery going forward.

Demand

Despite certain signs of economic recovery in European economies, particularly Germany, platinum demand for autocatalytic converter usage in the key diesel engine dominated sector remains weak, when compared to peak demand levels last seen in 2007. Notwithstanding subdued European economic conditions, there continues to be some encouraging signs of growth and manufacturing recoveries in the United States and Chinese economies, particularly in the United States automobile sector, where passenger car sales are showing strong growth recoveries and China, where platinum jewellery demand continues to grow on an annual basis. Recent policy and legislative initiatives in China in an effort to improve air pollution conditions, including emission control legislation for automobiles, together with recent speculation surrounding the introduction of hydrogen fuel cell powered motor vehicles being introduced by various motor manufacturers, are encouraging signs for potential demand stimulus in the PGM sector going forward.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Supply

The supply side remains susceptible to further disruptions from ongoing disputes between labour unions in South Africa, together with the potential for strike action to intensify arising from wage negotiations between labour unions and South African PGM producers, which dynamic is estimated to potentially continue up until the South African general elections are held on May 7, 2014.

In addition to labour pressures, the South African PGM sector is currently under pressure from rising costs, largely associated with imported inflation on key materials and power utility charges, which have increased by 15% annually compounded over the last 3 years.

These price increases and consequent margin squeeze have, to a large extent, been offset by a depreciation of the ZAR to the US$, in line with a number of emerging market currencies. Such a depreciation has a positive impact on the revenue basket received by South African miners, as export metal is sold based on US$ pricing, whilst input costs remain ZAR denominated.

During 2013 the supply side response from major PGM producers in South Africa remained fairly muted, with only Anglo American Platinum announcing certain shaft closures at its Rustenburg complex, whilst other major producers, such as Lonmin, announced the curtailment of certain capital expansion projects.

Should labour strike action in South Africa continue to intensify into 2014 there may be a more aggressive supply side response from major PGM producers in South Africa, having regard to the fact that currently more than half of the shaft operations within the South African PGM sector are non-cash generative after capital expenditure.

Recent announcements by the government of Zimbabwe regarding the compulsory sale by non-indigenous Zimbabwean companies of 51% of their mineral assets to indigenous Zimbabweans for no compensation may also have an impact on future PGM supply from Zimbabwean based platinum mines going forward.

Furthermore, recent developments in Ukraine have resulted in international sanctions being imposed upon Russia, which may have an impact on the future supply of PGMs, as Russia is currently the second largest supplier of platinum and palladium to global markets.

Recent research reports published within the PGM sector have also indicated that there may be larger stockpiles of above ground inventories in platinum and palladium than previously estimated, with the result that spot metal prices have remained relatively subdued over the period under review, despite a significant increase in physical metal purchases through ETF, with the ZAR denominated platinum ETF introduced by ABSA Bank in 2013 now comprising the single largest platinum ETF, holding approximately 1 million ounces, and other fundamental factors which should have resulted in higher PGM metal prices.

Pricing

Given the demand and supply themes described above, there remains potential upside for both the platinum and palladium prices in the short to medium term.

As a result of increased investor appetite for investment in physical PGMs, both the platinum and palladium spot prices remain volatile and highly susceptible to movements as a result of investor sentiment and market trading conditions, with both platinum and palladium spot metal prices appearing to be largely influenced by investor sentiment within the precious metals complex and, in particular, speculators taking positions in the gold – platinum spread trades.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

The future market direction and catalysts for PGMs will, to a large extent, be determined by the outcome of the current wage negotiations between Labour Unions and PGM producers in South Africa, together with a potential meaningful supply side response from South African major producers in 2014 and future economic growth outlooks for key economies affecting PGM demand in the United States, Europe, Japan and China.

Quarterly Trends

Fiscal 2013 was dominated by continued concerns amongst market participants surrounding the volatile labour situation in South Africa, resulting in a trend towards physical metal investment in PGMs being preferred to platinum equities, which remained under pressure during the period. Despite continued labour unrest resulting in a two week strike at Anglo American Platinum’s operations, the spot platinum price failed to react positively on future supply concerns with the US$ price of platinum coming under pressure during the quarter under review.

Macro investment sentiment towards South Africa, dominated by the volatile labour situation, resulted in the ZAR remaining under pressure relative to the US$, which provided some relief for South African PGM producers, a trend that continued throughout Q4 2013 and into 2014.

1.9 Discussion of Operations

Fiscal 2013 Highlights:

In addition to the highlights mentioned under Section 1.2 – Overview, we note the following:

•	When reviewing Fiscal 2013 compared to Fiscal 2012, the illegal strike in Q4 2012, should be taken into account. This does not provide an accurate reflection of the Fiscal 2012 numbers.

•	Tonnes delivered to the concentrator for Fiscal 2013 increased by 76.5% when compared to Fiscal 2012, and tonnes milled increased by 76.7% for the comparative period.

•	Primary development increased by 46.4% in Fiscal 2013 as compared to Fiscal 2012. The increase in development is attributed to good progress made at Brakfontein and Middelpunt Hill on the decline. This level of development is expected to be maintained over the next year as the operations focus on increasing facelength to realise, steady state targets of 100,000 tpm and 60,000 tpm at Brakfontein and Middelpunt Hill respectively.

•	Recoveries at the concentrator decreased by 1.9% to 89.8% for the Merensky concentrate; increased by 0.2% to 86.7% for the UG2 concentrate, between Fiscal 2013 and Fiscal 2012 and for the open cast concentrate the recoveries were 50.2%.

•	4E ounces produced increased by 65.7% in Fiscal 2013 when compared to Fiscal 2012.

•	The LTIFR for Fiscal 2013 was 0.4 and has improved by 54.8% when compared to the Fiscal 2012 LTIFR of 0.9.

The key production parameters for the Bokoni Mine for Fiscal 2013 and for Fiscal 2012 are depicted in the table below.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Bokoni Production Statistics:

		Fiscal 2013 (Total )	Fiscal 2013 (open cast)	Fiscal 2013 (under ground)	Fiscal 2012	2013 to 2012 % Change	2012	2011	2012 to 2011 % Change
4E oz produced	Oz	170,295	13,717	156,578	102,671	65.7	102,671	113,625	(9.6)
Tonnes milled	T	1,525,945	213,314	1,312,631	863,675	76.7	863,675	1,047,401	(17.5)
Recovered grade	g/t milled, 4E	3.56	2.07	3.80	3.82	(15.5)	3.82	3.49	9.5
UG2 mined to underground output	%	31.98	–	31.98	34.07	(6.1)	34.07	32.6	4.5
Development meters	M	11,054	–	11,054	7,550	46.4	7,550	10,549	(28.4)
ZAR/t operating cost/tonne milled	ZAR/t	1,197	566	1,300	1,535	22	1,535	1,194	(28.6)
ZAR/4E operating cost/4E oz	ZAR/4E oz	10,728	8,807	10,897	12,902	16.8	12,902	11,009	(17.2)
Total permanent labour (mine operations)	Number	3,588			3,479	3.1	3,479	3,498	(0.5)
Total contractors (mine operations)	Number	2,361			1,553	52.0	1,553	1,826	(15)

Refer to Section 1.12 – Liquidity for a discussion of the Company’s going concern assumption as of December 31, 2013.

1.10 Annual Information

	Financial year ended December 31, 2013	Financial year ended December 31, 2012	Financial year ended December 31, 2011
Total Revenue	$195,621,452	$117,557,331	$144,406,716

Profit / (Loss) for the period	$99,869,277	($95,566,870)	($147,864,548)
Basic profit / (loss) per share	$0.47	($0.04)	($0.19)
Diluted profit / (loss) per share	$0.46	($0.04)	($0.19)

Total Assets:	$773,629,408	$814,065,329	$893,008,966

Total non-current financial liabilities (including short-term portion of loans and borrowings)	$322,636,481	$587,919,471	$897,968,643

Distributions or cash dividends declared per common share	$0	$0	$0

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Fiscal 2013 compared to Fiscal 2012

A decrease of $40.4 million in total assets is noted from Fiscal 2012 to Fiscal 2013. This is primarily due to the deterioration in the ZAR to $ exchange rate by 15.7%; which impacts the translation of assets of the South African subsidiaries from ZAR to $. On property, plant and equipment the exchange rate impact was $101.8 million. The decrease is also due to the sale of the Boikgantsho Project and the Eastern Ga-Phasha Project as part of the Restructure Plan of $3.5 million. These mineral properties were disclosed as assets held for sale. Trade and other receivables increased at December 31, 2013 compared to December 31, 2012 due to limited production in Q4 2012 caused by the illegal strike. Cash and cash equivalents also increased by $26.1 million.

The decrease in non-current liabilities (including short-term portion of loans and borrowings) of $265.3 million is partially due to the deterioration in the ZAR to $ exchange rate by 15.7%; which impacts the translation of liabilities of the South African subsidiaries from ZAR to $. For the loans and borrowings a foreign exchange difference of $48.8 million resulted from the deterioration in the ZAR to $ exchange rate.

The Company’s deferred tax liability decreased by $17.8 million. In addition, as part of the Restructure Plan, a portion of Atlatsa’s debt of $199.2 million (ZAR1,939.4 million) with the funds received from the subscription from by RPM for additional shares in Bokoni Holdco and $169.3 million (ZAR 1,671.0 million) was further repaid after the sale of the Boikgantsho Project and the Eastern Ga-Phasha Project. A net fair value loss of $50.3 million resulted from fair valuing and repayment of Atlatsa’s loans and borrowing. Loans and borrowings increased due to additional draw downs on existing credit facilities of $76.0 million (ZAR710.0 million) during the year. Accrued interest for the year was $57.2 million.

At December 31, 2013; the current liabilities of Atlatsa exceeded the current assets by $73.8 million. This is due to the fact that once the conditions precedent for the implementation of Phase Two of the Restructure Plan were met on December 12, 2013, the debt owing by the Company to RPM of $76 million (ZAR750.0 million) under the New Senior Facilities Agreement became repayable upon the issuance of 125 million Atlatsa common shares for $76 million (ZAR750.0 million) to RPM in accordance with the terms of the Restructure Plan. The timing of the new share issue and subsequent repayment of the debt falls within a twelve month period from the Company’s financial year-end and therefore is classified as a current liability.

Fiscal 2012 compared to Fiscal 2011

A decrease of $78.9 million in total assets is noted from Fiscal 2011 to Fiscal 2012. This is primarily due to the effect of translating property, plant and equipment of the South African subsidiaries from ZAR to $, which equates to $55.4 million and the reduction in trade receivables of $23.8, as a result of limited production in Q4 2012.

The decrease in non-current liabilities of $310 million is largely due to the recognition of a fair value gain of $215.5 million on the 2009 Senior Debt Facility, translating loans and borrowings of the South African subsidiaries equating to a foreign exchange difference of $53.2 million settlement of the “A” Preference shares between RPM and Bokoni Holdco of $198.5, draw downs of $72.8 million and interest accrued of $84.5 million.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Consolidated Statement of Comprehensive Income

Fiscal 2013 compared to Fiscal 2012

Atlatsa incurred a gross operating loss for Fiscal 2013 of ($38.2 million) which is $39.7 million less than the gross loss incurred in Fiscal 2012 ($77.8 million).

In Fiscal 2013, Atlatsa incurred an operating profit of $159.8 million compared to an operating loss of ($2.5 million) in Fiscal 2012. This is mainly due to the profit on the sale of the Boikgantsho Project and the Eastern Ga-Phasha Project of $171.1 million, as per Phase Two of the Restructure Plan, the impact of the strike experienced in Q4 2012 and improved performance of the Bokoni Mine.

The earnings per share increased from ($0.04) to $0.47 from December 31, 2012 to December 31, 2013. The increased earnings is mainly due to the sale of the Boikgantsho Project and the Eastern Ga-Phasha Project, improved performance of the Bokoni Mine and the impact of the strike experienced in Q4 2012.

The major contributors to the increase in profit by $195.4 million for Fiscal 2013 are described below:

Revenue

The Bokoni concentrator milled 1,312,631 underground tonnes during Fiscal 2013, which was 52% higher than the 863,675 underground tonnes milled during Fiscal 2012.

The Klipfontein opencast delivered 213,314 tonnes to the concentrator during Fiscal 2013, of which the first reef tonnes were delivered to the concentrator during June 2013, refer to Section 1.7.1 – Bokoni Mine. Targeted production from the opencast was achieved in September 2013 at 40,000 tonnes.

Total tonnes milled for Fiscal 2013, were 1,525,945, compared to total tonnes milled for Fiscal 2012, of 863,675, this represents an increase of 76.7%. Due to the illegal strike that occurred in Q4 2012; only 6,319 tonnes were milled in Q4 2012, compared to 425,125 in Q4 2013.

If Q3 2013 is compared to the nine months ending September 30, 2012, an increase in total tonnes milled of 28.4% is noted. Consistently in Fiscal 2013, increased mine performance should also be taken into account: for Q2 2013 compared to Q1 2013; an increase in total tonnes milled of 19.2% was noted. For Q3 2013 compared to Q2 2013; an increase in total tonnes milled of 21.0% was noted. For the period Q4 2013, compared to Q3 2013; a slight decrease in total tonnes milled of 2.7% was noted; however this shows the overall improvement of the mine’s production.

The Bokoni Mine produced 170,295 total 4E ounces during Fiscal 2013, compared to 102,761 4E ounces during Fiscal 2012, an increase of 65.7%. The underground PGM ounces produced of 156,578, compared to full production in Fiscal 2012, is still an increase of 52.4%.

The decrease in revenue in Fiscal 2012 is due to lost production from October 1, 2012 to mid-December 2012 as a result of the illegal strike at the Bokoni Mine resulting in approximately 35,500 PGM oz (4E) of production being lost in Q4 2012.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Revenue was made up as follows:

•	The 4E basket price for Fiscal 2013 was 15.0% higher at ZAR11,478 compared to ZAR9,978 for Fiscal 2012; however; in Fiscal 2013 the US Dollar (“US$”) basket price was US$1,189 compared to US$1,221 in Fiscal 2012, which is a 2.6% decrease.

•	The platinum price during Fiscal 2013 was 4.4% lower compared to Fiscal 2012.

•	The average realized ZAR/US$ exchange rate for Fiscal 2013 was ZAR9.65 compared to the average realized exchange rate of ZAR8.17 for Fiscal 2012 (a weakening of the ZAR of 18.1%).

•	Revenue was $195.6 million (ZAR1,828.2 million) for Fiscal 2013 compared to the $117.6 million (ZAR963.6 million) for Fiscal 2012.

•	$0.6 million (ZAR5.6 million) was paid in concentrate grade penalties for Fiscal 2013, compared to $0.7 million (ZAR5.9 million) in Fiscal 2012.

Cost of sales

Consolidated cash operating costs of $194.0 million (ZAR1,813.5 million) for Fiscal 2013 were $35.7 million (ZAR515.2 million) more than Fiscal 2012 ($158.4 million (ZAR1,298.3 million)); this represents an increase of 22.5% in $ terms and 39.7% in ZAR terms.

The main contributors to the cost variances were:

•	Labour costs for Fiscal 2013 were $89.0 million (ZAR832.1 million), which was an increase of 10.0% in $ terms (which is attributable to a weakening of the average ZAR of 14.0% – the average exchange rate deteriorated from ZAR8.20 to ZAR9.35 during the period) and 25.5% in ZAR terms compared to Fiscal 2012 ($80.9 million (ZAR663.2 million)).

The increase in ZAR costs was mainly due to:

¡	annual salary increases provided for as from July 2013;

¡	the 3-month strike experienced during Q4 2012 (no work – no pay); and

¡	an increase of 3% in middle management employees to improve production, supervision and governance.

•	Contractor costs for Fiscal 2013 were $29.2 million (ZAR272.5 million), which was an increase of 98.0% in $ terms and 125.8% in ZAR terms compared to Fiscal 2012 ($14.7 million (ZAR120.7 million)). The increase was mainly due to increase in contractor cost associated with an increase in working cost primary development, re-development, and ledging, the opencast contractor cost of $1.9 million (ZAR17.5 million), and the 3-month strike experienced during Q4 2012.

•	Consumable costs for Fiscal 2013 were $39.1 million (ZAR365.1 million), which was an increase of 34.0% in $ terms and 52.8% in ZAR terms compared to Fiscal 2012 ($29.1 million (ZAR238.9 million)). The increase was driven by a 76.5% increase in tonnes delivered compared to Fiscal 2012 and a working cost development increase of 48% against Fiscal 2012.

•	Utility costs for Fiscal 2013 were $14.0 million (ZAR130.5 million), which was an increase of 15.8% in $ terms and 32.0% in ZAR terms compared to Fiscal 2012 ($12.1 million (ZAR98.8 million)), mainly due to Eskom rate increases and increased production.

•	Sundry costs for Fiscal 2013 were $22.8 million (ZAR212.8 million), which was an increase of 5.5% in $ terms and 20.3% in ZAR terms compared to Fiscal 2012 ($21.6 million (ZAR176.9 million)); mainly due to annual price increases and transport costs relating from increased production.

•	Changes in inventory increased for Fiscal 2013 to $0.4 million (ZAR4.0 million), which was a decrease of more than 100% in $ terms and more than 100% in ZAR terms compared to Fiscal 2012 ($0.04 million (ZAR0.3 million)).

•	Depreciation for Fiscal 2013 increased to $39.4 million (ZAR367.9 million) by 6.7% in $ terms and 22.2% in ZAR terms compared to Fiscal 2012 ($37.0 million (ZAR303.3 million)).

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Cash draw downs from available debt facilities for Fiscal 2013 were $69.2 million (ZAR644.1 million) compared to Fiscal 2012 of $60.5 million (ZAR597.3 million). This represents an increase of 7.8%. In Q4 2013 the Company drew down $7 million (ZAR65.8 million) from the New Senior Facilities Agreement for the capital gains tax that was payable on the sale of the Eastern Ga-Phasha Project. This reduced the facility available to Plateau to meet Bokoni Holdco’s cash requirements.

Cost per tonne milled for Fiscal 2013 was $128 (ZAR1,197) per tonne compared to $187 (ZAR1,535) per tonne in Fiscal 2012. This represents a decrease of 31.6% in $ terms and 22.0% in ZAR terms.

Cost per 4E ounce for Fiscal 2013 was $1,148 (ZAR10,728) per 4E ounce as compared to $1,574 (ZAR12,902) per 4E ounce in Fiscal 2012. This represents a decrease of 27.1% in $ terms and 16.8% in ZAR terms.

Exchange rate

For presentation purposes, currencies of the South African subsidiaries are converted from ZAR to $. The average ZAR to $ exchange rate for Fiscal 2013 was ZAR9.35=$1. This represents a weakening of 14.0% compared to the average exchange rate for Fiscal 2012 of ZAR8.20=$1.

Finance expenses

Finance expenses for Fiscal 2013 were $56.4 million compared to $82.8 million in Fiscal 2012, which was a decrease of 31.9%. This was a result of the various debt facilities still being in place at September 28, 2012 when Phase One of the Restructure Plan was implemented. Additionally, interest in the current period excludes the “A” Preference Share Facility which was capitalised as a part of Phase One of the Restructure Plan. The value of the “A” Preference Shares capitalised was $172.2 million (ZAR1.7 billion) in 2012.

Excluded from the amount of $56.4 million is interest that was capitalised in Fiscal 2013 of $1.5 million (ZAR14.0 million), compared to $2.4 million (ZAR19.5 million) capitalised in Fiscal 2012 on qualifying assets.

Refer to Section 1.18 – Critical Accounting Estimates, under the sub-heading “Fair value of consolidated 2009 Senior Debt Facility” for details on the evaluation of the 2009 Senior Debt Facility after completion of the Phase One of the Restructure Plan.

Pursuant to Phase One of the Restructure Plan; the parties agreed that interest on the 2009 Senior Debt Facility would be calculated on the method set out below; the same terms will apply on the New Senior Facilities Agreement from December 13, 2013.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Total Facility Outstanding	2013	2014	2015	2016	2017	2018

Up to ZAR1,000,000,000	zero interest	zero interest	JIBAR minus 5.14%	JIBAR minus 3.11%	JIBAR minus 0.96%	JIBAR plus 1.30%

From (and including) ZAR1,000,000,000 up to ZAR2,000,000,000	JIBAR minus 1.25%	JIBAR plus 3.02%	JIBAR plus 2.36%	JIBAR plus 4.39%	JIBAR plus 6.54%	JIBAR plus 6.30%

From (and including) ZAR2,000,000,000	JIBAR plus 8.75%	JIBAR plus 8.02%	JIBAR plus 7.36%	JIBAR plus 11.89%	JIBAR plus 11.54%	JIBAR plus 11.30%

The interest applicable on the debt owing (based on contractual value refer to Section 1.13 – Capital Resources for the contractual value) by Atlatsa to RPM is based on the tranche that the value of the contractual debt falls in. For accounting purposes; interest is recorded at a calculated effective interest rate. For the 49% debt between Bokoni Holdco and RPM which contractually is currently interest free, the effective interest rate was fixed at 13.94% for Fiscal 2013. The debt between Plateau and RPM has an effective floating interest rate of JIBAR plus 7.99% for Fiscal 2013. Any draw down between Bokoni Holdco and RPM after the repayment of debt on December 13, 2013 will be capitalised.

Phase One of the Restructure Plan reduced the interest between Plateau and RPM to an annual cash flow effective rate of 5.98% (linked to the 3-month JIBAR of 5.22% at December 31, 2013) from the effective rate of 12.31% before the consolidation of the loans on September 28, 2012.

Refer to Section 1.3 – Restructure Plan for details of the joint announcement by Atlatsa and Anglo American Platinum released on March 27, 2013, and the conclusion of the first part of Phase Two on December 13, 2013 which reduced the loan balance.

Income Tax Expense

Income Tax expense of $3.9 million (Fiscal 2012 – $10.6 million) was incurred in Fiscal 2013. A portion of this expense relates to capital gains tax paid on the sale of the Eastern Ga-Phasha Project and the Boikgantsho Project of $7.0 million (ZAR65.8 million). Taxable losses and deductible expenditure incurred by the Bokoni Group in Fiscal 2013, together with related deferred tax on the fair value of the Bokoni Group’s loans resulted in a reduction in the deferred tax liabilities during the year, with a corresponding deferred tax income, therefore lowering the income tax expense. In Fiscal 2012, a deferred tax expense arose as a result of the recognition of the fair value gain to reflect Phase One of the Restructure Plan.

Safety

Atlatsa’s LTIFR improved to 0.4 and has improved by 54.8% when compared to the Fiscal 2012 LTIFR of 0.9; however, Q3 2013 marked a disappointing safety quarter at the Bokoni operations.

After achieving two million fatality-free shifts in early August and 15 months of continuous operations without a fatality, Q3 2013 was marred by three fatal accidents; which occurred in separate accidents on August 6, August 28 and September 21, resulting from two fall of ground incidents and one winch related accident.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Management at Bokoni has engaged extensively with the safety authorities at the Department of Mineral Resources, South Africa and taken strong action to mitigate against future accidents at the operations. Additional emphasis has been placed on behaviour, including in depth discussions with employees before each shift to identify any risks. Training has been rolled out to all levels of employees to identify and mitigate potential hazards.

Capital

Total capital expenditure for Fiscal 2013 were $51.0 million (as opposed to $38.9 million for Fiscal 2012), comprising 32.4% sustaining capital and 67.6% project expansion capital (as opposed to 46.8% sustaining capital and 53.2% project expansion capital for Fiscal 2012).

Royalties: Implementation of the Mineral and Petroleum Resources Royalty Act, 2008 (Act no. 28 of 2008)

The Mineral and Petroleum Resources Royalty Act, imposes a royalty payable to the South African government based upon financial profits made through the transfer of mineral resources.

The royalty is based on a predetermined percentage applied to gross sales of unrefined metal produced. The predetermined percentage is equal to 0.5 + ((Earnings Before Interest and Tax x 9)/gross sales). The percentage cannot be less than 0.5%.

The royalty is accounted for on a monthly basis in the accounting records of Bokoni.

The payments in respect of the royalty are due in three intervals:

•	six months into the financial year (June 30) – calculation based on actual and estimated figures, and a first provisional payment based on this;

•	twelve months into the financial year (December 31) – calculation based on actual and estimated figures, and a second provisional payment based on this; and

•	six months after the financial year (June 30) – true up calculation done, and a final payment.

The Fiscal 2013 calculated royalty tax percentage for Bokoni was the minimum percentage of 0.5% (0.5% for Fiscal 2012), and the resulting royalty expense for Fiscal 2013 amounted to $0.9 million ($0.5 million for Fiscal 2012).

Power Tariff Increases

The National Energy Regulator of South Africa declared based on its revision of Eskom’s tariff increase request that the tariff will increase by 8% per year from 2013 to 2018.

The Bokoni Mine operations are currently mining at relatively shallow depths with no major refrigeration requirements needed for the next 30 years of mining. Power costs currently comprise approximately 7% (varying summer and winter tariffs) of total operating costs at the mine operations.

Bokoni continues to focus efforts on power usage reduction as part of the efficiency improvement initiatives currently being implemented at the operations.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

1.11 Summary of Quarterly Results

$ Million *	Dec 31, 2013	Sept 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sept 30, 2012	Jun 30, 2012	Mar 31, 2012
Revenue	47.9	54.2	48.4	45.1	0.8	43.9	38.7	34.1
Cost of sales	(67.2)	(59.0)	(54.1)	(53.4)	(35.5)	(54.1)	(52.4)	(53.4)

Gross loss	(19.3)	(4.8)	(5.7)	(8.3)	(34.7)	(10.2)	(13.7)	(19.3)

Profit / (Loss) for the period	133.2	(15.5)	(13.3)	(4.6)	(63.7)	49.8	(40.4)	(41.3)
Basic profit / (loss) per share ($)	0.54	(0.03)	(0.02)	(0.1)	(0.10)	0.16	(0.05)	(0.05)
Diluted profit / (loss) per share ($)	0.53	(0.03)	(0.02)	(0.1)	(0.10)	0.16	(0.05)	(0.05)

Weighted number of common shares outstanding (million)[1]	426	425	425	425	425	425	425	425
Diluted weighted number of common shares outstanding (million)[2]	429	425	425	425	425	425	425	425

*	Data for all presented periods were prepared in accordance with IFRS.

[1]	On a fully diluted basis, post-conversion of the “B” Preference Shares.

[2]	Including unvested treasury shares issued pursuant to the Company’s Employee Stock Option Plan

Discussion of Last Eight Quarterly Results

Atlatsa is continuing its efforts to increase production (Phase 1 expansion program at the Bokoni Mine) in order to achieve Atlatsa’s goal of achieving a monthly production of 160,000 tpm in the medium term.

Fluctuation in revenue between the quarters was mainly a result of fluctuation in production and varying PGM basket prices and exchange rates, including:

•	Production has varied from period to period predominately as a result of production efficiencies, potholing and safety stoppages and the illegal strike in Q4 2012. Revenue is also impacted by concentrate grade and chrome penalties respectively. Production levels reached a high of 47,611 4E ounces during the third quarter of 2013 and a low of 2,045 4E ounces during Q4 2012. This more than 100% variance indicates the extreme production volatility experienced during the eight quarter periods referred to in the table above.

•	Recovered grade declined year on year from 3,82 g/t to 3,56 g/t as a result of the significant increase in the amount of development at the operations, as well as lower grade material delivered and recoveries achieved from the new open cast operations commissioned in June 2013.

•	PGM basket prices are derived from the relevant market supply and demand that exists at that particular point in time. For the eight quarter periods referred to in the table above, the PGM basket price varied from a high of US$1,291 for the three months ended March 30, 2013 to a low of US$1,130 for Q4 2013. This 14% variance indicates the volatility of the PGM basket price due to fluctuations in market demand and supply.

•	Due to the fact that the PGM basket price is quoted in US$, the revenue for each specific period is significantly dependent on the fluctuations of the ZAR against the US$. The ZAR’s strongest quarterly average position against the US$ was experienced during the first quarter of Fiscal 2012 at an exchange rate of ZAR7.77 = US$1 and the weakest during Q4 2013, which was ZAR10.16 = US$1. The 31% variance indicates the volatility of the ZAR against the US$ to exchange rate fluctuations.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

The period to period variations in cost of sales are mainly as a result of:

•	Labour cost varying due to changes in labour numbers, annual salary increases, overtime hours and bonus payments.

•	Varying use of contractors depending on management’s production and development planning requirements.

•	Fluctuations in storage costs based predominately on tonnes milled.

•	Utility costs varying between winter and summer tariffs, and are also subject to annual tariff increases.

•	Depreciation charges based on the unit of production method moving in line with production as well as additional depreciation when capital work-in-progress is capitalised.

•	Commodities for example fuel and steel are paid for in ZAR, but the price is internationally driven in US$, as such a “double” hit could be taken in cost of sales, the price of the commodity raising as well as a deterioration in the ZAR exchange rate.

•	Fluctuations in the exchange rate between the $ and the ZAR; as the functional currency of Bokoni is in ZAR, the presentation currency is in $, and therefore the cost of sales are impacted by the weakening of the ZAR.

All of the above factors contributed to the increase in revenue to a high of $54.2 million for Q3 2013 from an all-time low of only $0.8 million in Q4 2012. Refer to Section 1.17 – Fourth Quarter for explanations on why Q3 2013 remains as peak performer.

1.12 Liquidity

At December 31, 2013, Atlatsa had negative working capital, excluding restricted cash and Assets available for sale of $73.8 million compared to negative working capital of $3.1 million as at December 31, 2012.

This is due to the fact that once the conditions precedent for the implementation of Phase Two of the Restructure Plan were met on December 12, 2013, the debt owing by the Company to RPM of $76 million (ZAR750.0 million) under the New Senior Facilities Agreement became repayable upon the issuance of 125 million Atlatsa common shares for $76 million (ZAR750.0 million) to RPM in accordance with the terms of the Restructure Plan. The timing of the new share issue and subsequent repayment of the debt falls within a twelve month period from the Company’s financial year-end and therefore is classified as a current liability. Refer to Section 1.3 Restructure Plan for details of the Restructure Plan as well as Sections 1.4 – Debt Arrangements for details of how the 2009 Senior Debt Facility was transferred to the New Senior Facilities Agreement.

As at December 31, 2013, the contractual amount outstanding under the New Senior Facilities Agreement between RPM and Plateau was $225.5 million (ZAR2,225.7 million). In addition to the funds available under the New Senior Facilities Agreement, RPM has agreed to fund the Bokoni Mine with the Advance (refer to Section 1.4.4 – Debt Arrangements – Advance on the Purchase of Concentrate Revenue).

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Atlatsa has the following long-term contractual obligations as at December 31, 2013:

	Payments due by period ($ million)(1)
	Total	Less than one year	1 to 3 years	3 to 5 years	More than 5 years
Capital commitments	13.8	13.8	—	—	—
Long-term debt(2) scheduled interest payments	369.9	74.8	80.7	214.4	—
Operating lease commitments(3)	0.8	0.2	0.6	—	—
Purchase obligations(4)	3.8	1.9	1.9	—	—

Total	388.3	90.7	83.2	214.4	—

(1)	The Company’s long-term debt obligations, which include scheduled interest payments, are denominated in ZAR. Payments and settlement on the obligation are denominated in ZAR. Long-term obligations have been presented at an exchange rate of $1 = ZAR9.87

(2)	This is disclosed as per note 6 (ii) “Liquidity Risk” in the audited annual financial statements for Fiscal 2013.

(3)	The Company has routine market-related leases on its office premises in Johannesburg, South Africa.

(4)	The term “purchase obligation” means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Atlatsa’s major cash commitments for the next year relate to its obligation to fund project expansion capital requirements at the Bokoni Mine as there are no significant obligations to repay interest and capital on long-term debt during the next 12 months.

Refer to Section 1.20 – Financial Instruments and Risk Management for a discussion of Atlatsa’s debt instruments and associated financial risks.

At December, 2013, Atlatsa had a positive total equity position of $379.1 million compared to $205.3 million as at December, 2012. As at December 31, 2013 the Company’s assets of $773.6 million exceeded its liabilities of $394.5 million by a factor of 1.96:1.

The current assets (excluding restricted cash) to current liabilities ratio of the Company was 0.50:1 at December 31, 2013 and the Company had unrestricted cash and equivalents of $40.7 million at this date, with $14.8 million (ZAR145.7 million) of total undrawn facilities under the New Senior Facilities Agreement.

Post year-end

The Company completed Phase Two of the Restructure Plan in January 2014. Refer to Section 1.3 – Restructure Plan for more details.

On February 5, 2014, the Company completed its migration from the TSX Venture Exchange to the Toronto Stock Exchange and commenced trading under the symbol “ATL”.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Going Concern Assumption

The Company incurred a net profit/(loss) for Fiscal 2013 of $99.9 million (2012: ($95.6 million)) and as of that date its total assets exceeded its total liabilities by $379.1 million (2012: $205.3 million).

This is due to the fact that once the conditions precedent for the implementation of Phase Two of the Restructure Plan were met on December 12, 2013, the debt owing by the Company to RPM of $76 million (ZAR750.0 million) under the New Senior Facilities Agreement became repayable upon the issuance of 125 million Atlatsa common shares for $76 million (ZAR750.0 million) to RPM in accordance with the terms of the Restructure Plan. The timing of the new share issue and subsequent repayment of the debt falls within a twelve month period from the Company’s financial year-end and therefore is classified as a current liability. This amount was settled subsequent to year-end on January 31, 2014 from the proceeds of the issuance of 125 million common shares in the Company to RPM. Refer to note 37 of audited annual financial statements for Fiscal 2013 the audited financial statements for Fiscal 2013 for the “Events after the reporting date”. The Company completed a part of Phase Two of its Restructure Plan on December 13, 2013. This included the following transactions between the Company and RPM:

•	the sale and transfer of the Company’s interest in the Boikgantsho Project and the Eastern section of the Ga-Phasha Project to RPM for a net consideration of $172.2 million (ZAR1,700.0 million);

•	the purchase consideration payable for the sale of the Boikgantsho Project was paid to the Company on December 13, 2013, excluding an amount of $2.9 million (ZAR29.0 million) in respect of the Boikgantsho Project information which is payable on the date of execution of the notarial deed of extension of the RPM Mining Right to include the Boikgantsho Prospecting Rights. The proceeds were used to reduce the outstanding debt to RPM;

•	RPM subscribed for additional shares in Bokoni Holdco to the value of $196.5 million (ZAR1,939.4 million). Bokoni Holdco utilised these funds to repay the debt outstanding between Bokoni Holdco and RPM of $196.5 million (ZAR1,939.4 million); and

•	The 2009 Senior Debt Facility was repaid in full and the New Senior Facilities Agreement between Plateau and RPM as signed on March 27, 2013 was made effective. The amount available under the New Senior Facilities Agreement is $233.0 million (ZAR2,300 million) of which $225.5 million (ZAR 2,225.7 million), including interest was utilised by December 31, 2013.

The net result was the Company’s debt was reduced by $370.8 million (ZAR 3,610.4 million).

In addition, a Working Capital Facility was provided by RPM to fund the Company’s administrative and corporate expenses. The Restructure Plan was finalised on January 31, 2014 resulting in the amount outstanding under the New Senior Facilities Agreement being reduced by a further $76 million (ZAR 750 million).

The New Senior Facilities Agreement is only repayable once the Company generates sufficient free cash flow. The delay in the implementation of Phase Two resulted in the additional resources that were made available in terms of the New Senior Facility being insufficient to meet the short term cash requirements of Bokoni Mine, due to the interest accruing on the available debt facility. The facility was fully drawn by March 2014.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

An alternative funding arrangement was entered into with RPM in November 2013, whereby an Advance on the concentrate sales made to RPM by Bokoni was provided. The Advance was originally available from November 1, 2013 until November 30, 2014. The agreement with RPM with respect to the Advance provides that RPM may advance funds to Bokoni up to an amount of the lower of 90% of an advance on revenue for the preceding two months and $36.5 million (ZAR360.0 million), provided that the amount advanced shall not exceed the actual cash requirements for that month. This agreement was renegotiated in March 2014 to provide that RPM may advance funds to Bokoni up to an amount of the lower of 95% of an advance on revenue for the preceding two months and $48.1 million (ZAR475.0 million), provided that the amount advanced shall not exceed the actual cash requirements for that month of Bokoni Mine and was extended to March 31, 2015.

The Working Capital Facility made available to Plateau up to a maximum of $3 million (ZAR30 million) per year to Atlatsa during each of 2013, 2014 and 2015 for an aggregate facility of $9.1 million (ZAR90 million), including capitalised interest to fund Atlatsa’s corporate and administrative expenses through to 2015. The Working Capital Facility is repayable in full by December 31, 2018.

Further negotiations were entered into with RPM and the following were agreed to ensure the Company had sufficient cash resources to 31 March 2015:

•	RPM will meet its 49% shareholder commitment to match any cash resources that Atlatsa contributes;

•	The backlog of accounts payable relating to Anglo American Platinum of approximately $14.2 million (ZAR140 million) will be deferred to be paid from April 2015 over 9 equal instalments;

•	The available facility of the $9.1 million (ZAR90 million) Working Capital Facility will be made available in the event Bokoni requires additional cash resources;

•	RPM will consider the availability of the ZAR29 million outstanding on the sale of the Boikgantsho Project that took place on December 13, 2013 which is currently payable by RPM to the Company on the date of execution of a notarial deed of extension of the RPM Mining Right to include the Boikgantsho Prospecting Rights;.

•	Atlatsa executives will make available $6.1 million (ZAR60 million) as cash resources; and.

•	Bokoni has further evaluated that it can delay planned capital expenditure of approximately $3 million (ZAR30 million) without impacting Bokoni’s production plans.

As a result of the available cash facilities of which $6.1 million (ZAR60 million) is committed and held in escrow the financial statements are prepared on the basis of accounting policies applicable to a going concern.

As a result of the available facilities above, the financial statements are prepared on the basis of accounting policies applicable to a going concern.

1.13 Capital Resources

Atlatsa’s primary source of capital is debt. Atlatsa’s access to capital sources is dependent upon general commodity and financial market conditions. Atlatsa has secured long-term funding to meet its operating and capital obligations. The Company has negotiated alternative funding arrangements (the Advance) from November 1, 2013 to March 31, 2015. (Refer to Section 1.4 – Debt Arrangements and Section 1.12 – Liquidity under the sub-heading “Going Concern”.)

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Atlatsa’s cash balance as at December 31, 2013 was $40.7 million compared to $14.6 million at December 31, 2012 . The repayment terms of the New Senior Facilities Agreement made available pursuant to the Restructure Plan includes quarterly cash sweeps, when cash is available. Atlatsa is required to reduce the New Senior Facilities Agreement owing to RPM to an outstanding balance (including capitalised interest) of $101.3 million (ZAR1 billion) as at December 31, 2018, and $50.7 million (ZAR500.0 million) as at December 31, 2019 and zero at December 31, 2020. Refer to Section 1.4 – Debt Arrangements for the details of the changes in the debt arrangements during 2013.

Capital commitments already contracted for of $13.8 million as at December 31, 2013 (compared to $3.4 million at December 31, 2012) are comprised primarily of capital expenditure commitments for property, plant and equipment, and capital-work-in-progress related to Bokoni Mine. This will be funded by the New Senior Facilities Agreement, cash available from operations, as well as the Advance. For Fiscal 2013, expenditures of $17.0 million ($10.8 million in Fiscal 2012) not yet contracted for are expected. These are required to maintain the Company’s capacity, to meet planned growth and to fund development activities, discussed under Section 1.7.1 –Operations – Bokoni Mine.

The Advance, as discussed in Section 1.4 – Debt Arrangements – 1.4.4. Advance on the Purchase of Concentrate Revenue is on the purchase of concentrate revenue on the sales made to RPM. This arrangement is available from November 1, 2013 until March 31, 2015, and is in addition to the $14.8 million (ZAR145.7 million) in undrawn facilities under the New Senior Facilities Agreement as at December 31, 2013. A summary of Atlatsa’s debt facilities as at December 31, 2013, is as follows:

	Balance at December 31, 2013	Total available facility	Un-utilized portion of facility
	$ million
RPM New Senior Facilities Agreement(1)(2)(3)	225.5	233.0	7.5	(4)
RPM interest free loan(3)	6.2	6.2	—
RPM – Working Capital Facility(5)	3.0	9.1	6.1
Other	1.1	1.1	—

Total	235.8	249.4	13.6

(1)	Refer to Section 1.4.1 – Debt Arrangements – 2009 Senior Debt Facility and 1.4.2. New Senior Facilities Agreement in relation to the new facility in place between Atlatsa and Anglo American Platinum as per the Restructure Plan.

(2)	This is disclosed at contractual value, and will not agree to the face of the balance sheet which is shown at fair value.

(3)	RPM has waived the covenants of the New Senior Facilities Agreement as at December 31, 2013 until December 31, 2014.

(4)	The total undrawn facility between RPM and Plateau under the New Senior Facilities Agreement at December 31, 2013 was $7.5 million (ZAR74.3 million). In the event that Plateau draws down the $7.5 million (ZAR74.3 million) remaining to fund its 51% contribution to Bokoni Holdco, RPM will fund its 49%, bringing the total available facility at December 31, 2013 to $14.8 million (ZAR145.7 million).

(5)	Refer to the Section 1.4.3 – Debt Arrangements, under the sub-heading “Working Capital Facility”.

Refer to Section 1.4 – Debt Arrangements – 1.4.1. 2009 Senior Debt Facility and 1.4.2. New Senior Facilities Agreement for details regarding the consolidation of the 2009 Senior Debt Facility, now replaced by the New Senior Facilities Agreement, as well as the balance available as at December 31, 2013.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Refer to Section 1.18 – Critical Accounting Estimates, under the sub-heading “Fair value of consolidated 2009 Senior Debt Facility and the New Senior Facilities Agreement” for details on the evaluation of the 2009 Senior Debt Facility after completion of Phase One of the Restructure Plan.

RPM has waived the covenants of the New Senior Facilities Agreement as at December 31, 2013 until December 31, 2014. For a discussion of these debt facilities refer to Section 1.4 – Debt Arrangements. Also refer to Section 1.12 – Liquidity for a discussion of when RPM acquired the outstanding amounts of the 2009 Senior Debt Facility, now replaced by the New Senior Facilities Agreement, and Section 1.3 – Restructure Plan for details of the Restructure Plan to refinance and restructure the Company.

Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2018, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the South African Department of Mineral Resources, the South African Reserve Bank and Anglo American Platinum. Under current circumstances, there is minimal availability for the Company to issue additional equity.

The Company currently does not use any financial instruments for hedging or similar purposes.

1.14 Off-Balance Sheet Arrangements

Atlatsa has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

1.15 Transactions with Related Parties

Atlatsa concluded a number of agreements with respect to services at the Bokoni Mine with RPM on March 27, 2008. RPM is a wholly owned subsidiary of Anglo American Platinum and a 49% shareholder in Bokoni Holdco, and is therefore considered to be a related party to the Company. These agreements were amended on March 28, 2013 and include the Concentrate Agreement and the related Advance whereby Bokoni sells the concentrate produced at the Bokoni Mine to RPM at market related prices, which are calculated using actual market prices and adjusted to account for grade and chrome content (refer to Subsection 1.6.1 – Operations – Bokoni Mine, under the sub-heading “Sale of Concentrate”).

Pursuant to the terms of various shared services agreements, the Anglo American plc group of companies provides certain operational services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group for the same or similar services.

A number of the transactions undertaken pursuant to Phase One and Phase Two of the Restructure Plans were with related parties, including Anglo-American Platinum, RPM, and Atlatsa Holdings, including the sale of the Boikgantsho Project and the Eastern section of the Ga-Phasha Project, the consolidation of the 2009 Senior Debt Facility, the New Senior Facilities Agreement and the conversion of the “B” Preference Shares.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Transactions with RPM during Fiscal 2013 and Fiscal 2012 are summarized below:

	Fiscal 2013 (in millions)	Fiscal 2012 (in millions)
Concentrate sales	195.6	117.6
Cost of sales*	58.0	45.9
Administration expenses	—	0.6
Finance expense (before interest capitalised)	57.1	81.1
Fair value gain on Consolidated Debt Facility / New Senior Debt Facility	48.0	90.6
Costs capitalised to capital work-in-progress	9.2	7.9
Profit on sale of assets #	171.1	—

* – included in cost of sales are the following:
Metal accounting services	0.5	0.5
Supply chain services	49.9	39.5
Treatment of Anglo ore	—	—

Other	5.8	5.9

	56.3	43.6

#	The Profit on sale of assets relates to the sale of the Boikgantsho Project and the Eastern Ga-Phasha Project to RPM.

Included in non-controlling interest is a fair value loss on the repayment of the 2009 Senior Debt Facility between Bokoni Holdco and RPM of $98,923,006 for Fiscal 2013. As a result of Phase One of the Restructure Plan, the debt between Bokoni Holdco and RPM was fair valued on September 28, 2012 and resulted in a gain of $127,814,103 in non-controlling interest in Fiscal 2012.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

The following balances were outstanding to/from RPM at December 31, 2013, as compared to December 31, 2012:

	Fiscal 2013 (in millions)	Fiscal 2012 (in millions)
Loans and Borrowings	185.9	434.0
Trade and other payables	15.5	1.1
Trade and other receivables	3.0	0.9

Refer to Section 1.12 – Liquidity, Section 1.13 – Capital Resources and Section 1.4 – Debt Arrangements for additional discussion of financing and debt arrangements with RPM.

1.16 Proposed Transactions

There are no transactions currently anticipated.

1.1 7 Fourth Quarter

Results of Operations

Q4 2013 Highlights:

The following are key consolidated financial performance highlights for Atlatsa for Q4 2013:

•	As a result of the debt consolidation and associated interest rate adjustment that took place on completion of Phase One of the Restructure Plan on September 28, 2012 (described above in Section 1.3 – Restructure Plan – 1.3.2. Phase Two), the Company derecognised its historical debt and recognised the new consolidated 2009 Senior Debt Facility which required the debt to be classified at fair value which gave rise to fair value adjustments required to be recorded. On December 13, 2013 the 2009 Senior Debt Facility between Plateau and RPM was replaced by the New Senior Facilities Agreement which also gave rise to fair value adjustments. As a result, the Company has recognised fair value adjustments during the year with a net fair value gain of $13.2 million in its Consolidated Statement of Comprehensive Income for Q4 2013, compared to a fair value loss for Q4 2012 of ($17.0 million).The fair value loss in Q4 2012 relates to cash flow amendments subsequent to September 28, 2012. The gain in Q4 2013 results from the fair value adjustment on the New Senior Facilities Agreement and the draw down in Q4 2013.

•	Atlatsa incurred an operating profit of $156.8 million and a profit before tax of $144.5 million for Q4 2013, compared to an operating loss of ($55.2 million) and a loss before tax of ($68.0 million) for Q4 2012. This is mainly due to the profit on the sale of the Boikgantsho Project and the Eastern Ga-Phasha Project of $171.1 million, as per Phase Two of the Restructure Plan and the impact of the strike experienced in Q4 2012.

•	Atlatsa generated cash from operations of $33.7 million in Q4 2013 compared to cash utilized from operations of ($1.4 million) in Q4 2012. Cash utilized before working capital changes decreased from ($29.0 million) to ($13.5 million). This was mainly due to the illegal strike in Q4 2012.

•	The net profit (after tax) for the Company was $133.2 million for Q4 2013 as compared to a net loss (after tax) of ($63.7 million) for Q4 2012.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

•	The basic earnings per share for Q4 2013 was $0.54; diluted earnings per share for Q4 2013 was $0.53 compared to basic and diluted loss per share of ($0.10) for Q4 2012. The basic and diluted earnings/(loss) per share is based on the profit/(loss) attributable to the shareholders of the Company of $227.8 million for Q4 2013 as compared to a loss of ($43.7 million) for Q4 2012.

•	During Q4 2013, the Bokoni Mine produced 43,739 4E ounces as compared to 2,045 4E ounces during Q4 2012. The more than 100% year-on-year improvement in production volumes for Q4 2013 is primarily attributable to the illegal strike in Q4 2012.

•	Tonnes delivered to the concentrator for Q4 2013 increased by more than 100% when compared to Q4 2012, and tonnes milled increased by more than 100% for the comparative period, due to the illegal strike in Q4 2012.

•	Primary development increased by more than 100% in Q4 2013 as compared to Q4 2012. The increase in development is attributed to the illegal strike in Q4 2012.

•	Recoveries at the concentrator decreased by 8.3% from 97% to 88.8% for the Merensky concentrate – in Q4 2012; the Merensky concentrator only milled 6,319 tonnes, which contributed to a high recovery in Q4 2012. UG2’s concentrator did not run during Q4 2012, the recovery for Q4 2013 was 85.7%. The open cast concentrate the recoveries were 67.59% (compared to 67.70% in Q3 2013).

•	LTIFR for Q4 2013 was 0.56. The Q4 2012 LTIFR of zero is based on very little production due to the illegal strike and therefore clear comparison cannot be made.

The key production parameters for the Bokoni Mine for Q4 2013 and for Q4 2012 are depicted in the table below.

Bokoni Production Statistics:

		Q4 2013 (Total )	Q4 2013 (open cast)	Q4 2013 (underground)	Q4 2012 (Total)	Q4 2013 to Q4 2012 % Change	Q3 2013 (Total )	Q3 2013 (open cast)	Q3 2013 (underground)	Q4 vs Q3 2013 % Change
4E oz produced	Oz	43,739	9,061	34,678	2,045	>100	47,611	3,952	43,660	(8.1)
Tonnes milled	T	425,125	136,722	288,403	6,319	>100	436,785	67,613	369,172	(2.7)
Recovered grade	g/t milled, 4E	3.31	2.13	3.83	10.4	(62.2)	3.5	1.88	3.8	(5.6)
UG2 mined to underground output	%	29.16	0	29.2	0	No production for UG2	32.4	0	32.4	(10.0)
Development meters	M	3,227	0	3,227	590	>100	3,407	0	3,407	(5.3)
ZAR/t operating cost/tonne milled	ZAR/t	1,264	567	1,595	40,745	96.9	1,105	602	1,197	14.4
ZAR/4E operating cost/4E oz	ZAR/4E oz	12,289	8,563	13,262	125,903	90.2	10,140	10,296	10,126	21.2
Total permanent labour (mine operations)	Number	3,588			3,479	3.1	3,698			(3.0)
Total contractors (mine operations)	Number	2,361			1,553	52.0	2,085			13.2

Refer to Section 1.12 “Liquidity” for a discussion of the Company’s going concern assumption as of December 31, 2013.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Atlatsa incurred a gross operating loss for Q4 2013 of $19.3 million which is $15.4 million less than the gross loss incurred in Q4 2012 $34.6 million.

In Q4 2013, Atlatsa incurred an operating profit of $156.8 million compared to an operating loss of ($55.2 million) in Q4 2012. This is mainly due to the sale of the Boikgantsho Project and Eastern Ga-Phasha Project.

The unprotected strike experienced at the Bokoni Mine during Q4 2012 affected the production performance severely and the end result was that the tonnes milled for Q4 2012 were only 6,319 tonnes; tonnes delivered were only 4,656; with only 2,045 4E ounces produced.

At the end of Q4 2013, a total of 8,053 stock pile tonnes were accounted for to the value of $0.3 million compared to 9,509 tonnes at the end of Q4 2012 valued at $0.8 million.

Revenue

The concentrator milled 288,404 underground tonnes during Q4 2013, which is more than 100% higher than the 6,319 underground tonnes milled during Q4 2012; and which is a decrease of 21.9% to 369,172 underground tonnes milled during Q3 2013.

The open cast milled 136,722 tonnes during Q4 2013, compared to 67,613 open cast tonnes milled during Q3 2013.

Total tonnes milled for Q4 2013, were 425,125, compared to 6,319 in Q4 2012, an increase of more than 100% and 436,785 for Q3 2013, which is a decrease of 2.7%.

The Bokoni Mine produced 34,678 underground 4E ounces during Q4 2013 and the open cast contributed 9,061 4E ounces. The underground PGM ounces produced in Q4 2013 were more than 100% higher than the 2,045 4E ounces produced during Q4 2012.

Total 4E ounces were 43,739 in Q4 2013; compared to the 2,045 in Q4 2012 and 47,611 in Q3 2013.

In Q4 2013, the Bokoni Mine produced 34,678 underground 4E ounces compared to 43,660 4E ounces in Q3 2013; which was a decrease of 20.6%. The open cast contributed 9,061 4E ounces compared to 3,952 4E ounces (reflecting an increase of more than 100%) compared to Q3 2013. In total Q4 2013, the 4E ounces were 8.1% less than in Q3 2013. This was mainly due to unforeseen electrical faults on equipment at Vertical and unexpected thunderstorms which caused power outages at Brakfontein. The Bokoni Mine also closed over the festive period which meant less shifts were worked in Q4 2013 than in Q3 2013.

Revenue was made up as follows:

•	The 4E basket price for Q4 2013 was 7.4% higher at ZAR11,477 compared to ZAR10,683 for Q4 2012; however in Q4 2013 the US Dollar (“US$”) basket price was US$1,130 compared to US$1,254 in Q4 2012, which is a 9.9% decrease. The platinum price during Q4 2013 was 13.4% lower when compared to Q4 2012.

•	The average realized ZAR/US$ exchange rate for Q4 2013 was ZAR10.16 compared to the average realized exchange rate of ZAR8.52 for Q4 2012 (a weakening of the ZAR of 19.2%).

•	Revenue was $47.9 million (ZAR463.4 million) for Q4 2013 compared to the $0.8 million (ZAR27.3 million) for Q4 2012 and $54.2 million (ZAR517.8 million) for Q3 2013.

•	$0.02 million (ZAR1.7 million) was paid in concentrate grade penalties for Q4 2013, compared to $0.01 million (ZAR0.3 million) in Q4 2012 and $0.04 million (ZAR0.4 million) in Q3 2013.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Operating Costs – Q4 2013 vs. Q4 2012:

Cash operating costs were $56.4 million (ZAR526.7 million) for Q4 2013, which were an increase of 106.6% in $ terms and 135.5% in ZAR terms, more than Q4 2012 of $27.3 million (ZAR233.6 million). Strike-related working costs included in the Q4 2012 operating costs totalled $3.1 million.

Cash operating costs were $56.4 million (ZAR526.7 million) for Q4 2013, an increase of 14.4% in $ terms and 15.7% in ZAR terms; higher than Q3 2013 $49.2 million (ZAR455.1 million).

The main contributors to the cost variances were:

•	Labour costs for Q4 2013 were $24.1 million (ZAR231.6 million), which was an increase of 71.9% in $ terms (which is attributable to a weakening of the average yearly exchange rate of 14.0% – the average exchange rate deteriorated from ZAR8.20 to ZAR9.35) and 82.9% in ZAR terms compared to Q4 2012 of $14.0 million (ZAR126.6 million). The increase in costs was mainly due to the average annual salary increases as from July 2013 and the 3-month strike experienced during Q4 2012 (no work – no pay).

Patterson Grade	Description	Q4 2013	Q4 2012
A	Semi-skilled: General workers	548	486
B	Skilled: Artisan and miners	2,412	2,471
C	Supervisor: Foremen	531	442
D	Middle Management	87	73
E	Senior Management	10	7

Total number of employees		3,588	3,479

Labour cost for Q4 2013 were $24.1 million (ZAR231.6 million), an increase of 1.2% in $ terms (which is attributable to a weakening of the average twelve month exchange rate (ZAR9.35) of 1% compared to the average nine months exchange rate (ZAR9.24); in ZAR terms an increase of 11.9% compared to Q3 2013 of $21.5 million (ZAR206.9 million). The increase in costs was due to higher incentive and retention bonuses increased benefits as a result of the finalisation of the wage negotiations and an increase in the leave pay provision.

•	Contractor costs for Q4 2013 were $13.9 million (ZAR131.2 million), which was an increase of more than 100% in $ terms and more than 100% in ZAR terms compared to Q4 2012 contractor costs of $2.2 million (ZAR20.3 million).

The increase was due to the opencast contractor cost of $2.5 million (ZAR22.6 million), an increase in contractor cost associated with an increase in working cost primary development, re-development, and ledging and the 3-month strike experienced during Q4 2012.

	Q4 2013	Q4 2012
Number of Total Contractors	2,361	1,553

Contractor costs for Q4 2013 were $13.9 million (ZAR131.2 million), an increase of 6.6% in $ terms; in ZAR terms, an increase of 63.0% compared to Q3 2013 of $8.5 (ZAR80.5 million). The increase was due to an increase in contractor cost associated with increased working cost primary development, re-development, and ledging and the opencast contractor cost of $1.2million (ZAR11 million).

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

•	Storage costs for Q4 2013 were $10.3 million (ZAR99.1 million), which was an increase of more than 100% in $ terms and more than 100% in ZAR terms compared to Q4 2012 storage costs of $2.6 million (ZAR25.9 million).

The increase was driven by the increase in underground tonnes delivered compared to Q4 2012 (strike period) and working cost development increase of 424% compared to Q4 2012.

Store costs for Q4 2013 were $10.3 million (ZAR99.1 million), a decrease of 0.5% in $ terms; in ZAR terms, a decrease of 4.0% compared to Q3 2013 of $10.8 million (ZAR103.2 million). The decrease was driven by a 22% decrease in underground tonnes delivered against Q3 2013.

•	Utility costs for Q4 2013 were $3.1 million (ZAR29.9 million), which was an increase of more than 100% in $ terms and more than 100% in ZAR terms compared to Q4 2012 utility costs of $1.4 million (ZAR13.0 million), mainly due to no production during the strike in Q4 2012.

Utility costs for Q4 2013 were $3.1 million (ZAR29.9 million), a decrease of 3.1% in $ terms; in ZAR terms a decrease of 27.6% compared to Q3 2013 of $4.3 million (ZAR41.4 million), mainly due to Eskom winter tariffs charged during Q3 2013 and the decrease in underground tonnes delivered.

•	Sundry costs for Q4 2013 were $4.2 million (ZAR41.6 million), which was a decrease of 41.5% in $ terms and 34.0% in ZAR terms compared to Q4 2012 sundry costs of $3.8 million (ZAR57.3 million), due to the strike in Q4 2012.

Sundry costs for Q4 2013 were $4.2 million (ZAR41.6 million), a decrease of 2.7% in $ terms; in ZAR terms, a decrease of 24.7% compared to Q3 2013 of $5.7 million (ZAR55.2 million), mainly due to maintenance services on the Hilti drill machines at Brakfontein. The Mine bought the Hilti drill machines in Q3, and now needs to service the machines themselves. In Q3 2013, extra costs were incurred to buy spare parts.

•	Changes in inventory for Q4 2013 increased by 0.2% to $1.2 million (ZAR11.1 million) compared to Q4 2012.

Changes in inventory for Q4 2013 decreased by 25.3% to $1.2 million compared to Q3 2013. This is due to a reduction in the stock pile over the festive break.

•	Depreciation for Q4 2013 increased by $2.3 million (an increase of 27.7% compared to Q4 2012) to $10.4 million (ZAR100.6 million).

Depreciation for Q4 2013 increased by $1.4 million (+1.4%) compared to Q3 2013 to $10.4 million.

Cash draw downs from available debt facilities for Q4 2013 were zero compared to Q4 2012 of $9.6 million (ZAR81.7 million). In Q4 2013, the Company drew down $6.7 million (ZAR65.8 million) for the capital gains tax that was payable on the sale of the Eastern section of Ga-Phasha.

Cash draw downs from available debt facilities for Q4 2013 were zero compared to the $15.2 million (ZAR147.9 million) drawn down in Q3 2013.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

During Q4 2013 an Advance on the Concentrate Agreement, (refer to Section 1.4 – Debt Arrangements – 1.4.4. – Advance on the Purchase of Concentrate Revenue) was entered into with RPM.

On October 23, 2013, an Advance of $2.5 million (ZAR24.5 million, this advance was recovered by RPM before December 31, 2013.

On December 17, 2013, an Advance of $6.2 million (ZAR61.0 million) was made against December’s concentrate that will be recovered as part of revenue received from RPM in February 2014.

Cost per tonne milled for Q4 2013 was $135 (ZAR1,264) per tonne compared to $4,975 (ZAR40,745) per tonne in Q4 2012. This represents, a decrease of 97.3% in $ terms and 96.9% in ZAR terms.

Cost per 4E ounce for Q4 2013 was $1,315 (ZAR12,289) per 4E ounce as compared to $15,360 (ZAR125,903) per 4E ounce in Q4 2012. This represents a decrease of 91.4% in $ terms and 90.2% in ZAR terms.

Cost per tonne milled for Q4 2013 was $135 (ZAR 1,264) per tonne compared to $120 (ZAR1,105) per tonne in Q3 2013, an increase of 14.4% in ZAR terms and in $ terms an increase of 13.1%.

Cost per 4E ounce for Q4 2013 was $1,315 (ZAR12,289) per 4E ounce as compared to $1,097 (ZAR10,140) per 4E ounce in Q3 2013, an increase of 21.2% and in $ terms an increase of 19.8%.

Finance expenses

Finance expenses for Q4 2013 were $12.3 million compared to $12.9 million in Q4 2012, which was a decrease of $0.5 million (which is attributable to a weakening of the average yearly exchange rate of 14.0% – the average exchange rate deteriorated from ZAR8.20 to ZAR9.35).

All other terms and conditions are as documented under Section 1.10 – Annual Information “Finance expenses”.

Safety

Atlatsa’s LTIFR for Q4 2013 was 0.56 compared to zero during Q4 2012. Due to the strike, limited activity took place in Q4 2012.

Capital

Total capital expenditure for Q4 2013 was $13.3 million (as opposed to $1 million for Q4 2012), comprising 32.7% sustaining capital and 67.3% project expansion capital (as opposed to 34% sustaining capital and 66% project expansion capital for Q4 2012).

1.18 Critical Accounting Estimates

Atlatsa’s accounting policies are presented in note 4 of the audited annual financial statements for Fiscal 2013, which have been publicly filed on SEDAR at www.sedar.com.

The preparation of the condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements is included in the notes to the financial statements for Fiscal 2013, where applicable.

These judgments include estimates regarding: taxation, impairment of mining assets, exposure and liabilities with regards to rehabilitation costs, fair value of share based payments, inventory, contingencies, mineral resources and reserves, and the fair value of the consolidated 2009 Senior Debt Facility (replaced at year-end by the New Senior Facilities Agreement), as discussed in greater detail below.

Taxation

Atlatsa applies significant judgment in determining provisions for income tax and deferred tax assets and liabilities.

Temporary differences arise between the carrying values of assets and liabilities for accounting purposes and the values used for tax purposes. These temporary differences result in tax liabilities being recognised and deferred tax assets being considered based on the probability of deferred tax assets being recoverable from future taxable income. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be realized.

Atlatsa determines deferred tax using enacted or substantively enacted tax rates at the reporting date on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes, unless there is a temporary difference that is specifically excluded in accordance with IFRS. The carrying value of Atlatsa’s net deferred tax assets assumes that Atlatsa will be able to generate sufficient future taxable income in applicable tax jurisdictions, based on estimates and assumptions.

Impairment of Mining Assets

The recoverable amount of mining assets, including goodwill relating to mining operations, is generally determined by utilizing discounted future cash flows. Factors such as the quality of the individual ore body and country risk are considered in determining the recoverable amount.

Key assumptions for the calculations of the mining assets’ recoverable amounts are the forward PGM prices, exchange rates for the various products produced by the Bokoni Mine, and the annual life-of-mine plans. In determining the commodity prices to be used, management assesses the long-term views of several reputable institutions on the commodity prices and, based on this, derives the forward PGM prices. The life-of-mine plans are based on proven and probable reserves and have been approved by Atlatsa.

During Q4 2013, Atlatsa calculated the recoverable amounts based on updated life-of-mine plans using a discount rate that is based on the post-tax weighted average cost of capital (“WACC”) of 10.97%. The WACC is based on the risk free rate as at December 31, 2013, a market risk premium, a Beta factor (risk of a particular industry relative to the market as a whole) , an Alpha (company specific risk premium), the post-tax cost of debt and the debt-equity ratio.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Refer to note 7 of the audited annual financial statements for Fiscal 2013 for details of key assumptions used in the Q4 2013 impairment testing.

Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years. As per management assessment, no impairment was required for Q4 2013. Management used consensus price and rate assumptions based on the forward views of several analysts as at December 31, 2013. Cash generating units are based on individual subsidiaries of Atlatsa.

Should management’s estimate of the future not reflect actual events, impairments may be identified. Factors affecting the estimates include:

•	changes to proven and probable ore reserves;

•	the grade of the ore reserves may vary significantly from time to time;

•	review of strategy;

•	differences between actual commodity prices and commodity price assumptions;

•	unforeseen operational issues at the mine; and

•	changes in capital, operating, mining, processing and reclamation cost assumptions.

Exposure and liabilities with regards to rehabilitation costs

Estimated environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on Atlatsa’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

Management used a South African inflation rate of 5.5% over a period of 26.5 years in the calculation of the estimated net present value of the rehabilitation liability. The discount rate used for the calculation was 8.2% based on the future long-term view on government bonds. This was reviewed at December 31, 2013.

With regards to the rehabilitation of the open cast, a period of 10 years was used to estimate the net present value of the rehabilitation liability. This was added to the overall mine rehabilitation liability.

Fair value of share based payments

The fair values of options granted and share appreciation rights are determined using Black-Scholes and binomial valuation models. The significant inputs into the models are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield. Refer to note 33 of the audited annual financial statements for Fiscal 2013 for details on the share option and share appreciation schemes and assumptions used.

Inventory – Stockpiles

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained PGM ounces based on assay data and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. The stockpile inventory at December 31, 2013 amounted to $0.4 million.

Assessment of contingencies

Contingencies will only be realized when one or more future events occurs or fails to occur. The exercise of significant judgment and estimates of the outcome of future events is required during the assessment of the impact of such contingencies.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Mineral resources and reserves

Mineral reserves are estimates of the amount of ounces that can be economically and legally extracted from Atlatsa’s properties. In order to calculate the mineral reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.

Estimating the quantities and/or grade of the reserves requires the size, shape and depth of the ore bodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

Because the economic assumptions used to estimate the changes in mineral reserves from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves may change from year to year. Changes in the proven and probable reserves may affect Atlatsa’s financial results and financial position in a number of ways, including:

•	asset carrying values may be affected due to changes in estimated cash flows;

•	depreciation and amortization charged to profit or loss may change as they are calculated on the units-of-production method; and

•	environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves.

At the end of each financial year, the estimate of proven and probable mineral reserve is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

Fair value of consolidated 2009 Senior Debt Facility and the New Senior Facilities Agreement

Atlatsa has applied judgment when determining the fair value of its consolidated 2009 Senior Debt Facility on September 28, 2012, and on December 13, 2013 for the New Senior Facilities Agreement and the resulting fair value adjustments which were recognised net of deferred tax in profit and loss and non-controlling interest.

On a consolidated basis, the fair value gain on the debt between RPM and Bokoni Holdco in 2012, was recognised as a shareholders contribution and accordingly is reflected as part of non-controlling interest.

The fair value of the consolidated debt as well as the New Senior Facilities Agreement is determined using a cash flow valuation model. The significant inputs into the model are:

•	opening balances as contractually agreed with the counterparty;

•	a market related interest rate (independently sourced from Rand Merchant Bank) as JIBAR+8%;

•	the interest rate table as documented under Section 1.9 – Discussion of Operations, “Finance expenses” (only applicable on Plateau);

•	an assumption that no interest accrues on the loans between Plateau and Bokoni Holdco, Bokoni Holdco and RPM, and between Bokoni Holdco and Bokoni (under the consolidated 2009 Senior Debt Facility);

•	any draw down between Bokoni Holdco and RPM since the repayment of debt on December 13, 2013 will be capitalised as per the New Senior Facilities Agreement;

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

•	nominal interest on the redemption of the “A” Preference Shares in regards to Plateau has already been paid over to RPM, thus as interest accrues (compounding quarterly), no cash flow of interest will take place until the nominal interest has been used up;

•	best estimate of the cash flows (draw downs and repayments on the loans) until 2018 (under the consolidated 2009 Senior Debt Facility) and until 2020 (as per the New Senior Facilities Agreement), when the loans, per contractual agreement should be repaid; and

•	a projected forward JIBAR rate plus a market related spread until 2018 (under the consolidated 2009 Senior Debt Facility) and until 2020 (as per the New Senior Facilities Agreement), the fair value of the loans are calculated as the present value of the future cash flows.

Based on the above, on day one, an effective interest rate is established that would be used to increase the loan back up to contractual value by date of payment.

On a quarterly basis, the carrying amounts of the financial liabilities are adjusted to reflect the actual and revised estimated cash flows on the loans. The carrying amounts of the loans are recalculated as per the present value of the revised estimated future cash flows, using the original effective interest rate, as per the day one calculation. The following assumptions in the model may change:

•	any additional draw downs have to be at fair value; and

•	update the quarter end JIBAR curve; which may have an impact on the projected JIBAR rates.

At December 13, 2013, when the 2009 Senior Debt Facility between Plateau and RPM was replaced by the New Senior Facilities Agreement, the 2009 Senior Debt Facility was derecognised and a fair valuation calculation was performed on the New Senior Facilities Agreement. This resulted in a new fair value adjustment being recognised (fair value gain of $ 54.3 million). The debt between Bokoni Holdco and RPM that was recognised at fair value from September 28, 2012 was repaid at contractual value on December 13, 2013 after RPM subscribed for additional shares in Bokoni Holdco at the contractual value of the debt. The difference between the contractual value and the fair value of the debt repaid resulted in a net fair value loss of $50.3 million.

1.19 Changes in accounting policies

The accounting policies applied by Atlatsa in the consolidated financial statements for Fiscal 2013 are the same as those applied by Atlatsa in the consolidated financial statements as at, and for, Fiscal 2012 (available on SEDAR and EDGAR), except for the following standards and interpretations which were adopted by the Company on January 1, 2013, or date of implementation of the standard:

•	Disclosures – offsetting financial assets and financial liabilities (amendments to IFRS 7)

•	IFRS 10 Consolidated Financial Statements (2011)

•	IFRS 12 Disclosure of Interest in Other Entities

•	IFRS 13 Fair value measurement

•	Presentation of Items of Other Comprehensive Income (Amendments to IAS 1)

The consolidated financial statements for Fiscal 2013, Fiscal 2012, and Fiscal 2011 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The bases of measurement of the consolidated financial statements have been prepared on the historical cost basis as set out in the accounting policies below. Certain items, including derivative financial instruments, are stated at fair value.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

There was no significant impact on the consolidated financial statements as a result of adopting these standards and interpretations.

New standards not yet adopted:

Effective for the financial year commencing 1 January 2014:

•	IAS 32 Offsetting Financial Assets and Financial Liabilities

•	IFRS 10, IFRS 12 and IAS 27 amendment Investment entities

•	IFRIC 21 Levies

•	Recoverable Amount Disclosures for Non-Financial Assets (Amendment to IAS 36)

•	Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)

Effective for the financial year commencing 1 January 2015

•	Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)

To be decided

•	IFRS 9, Additions to IFRS 9 Financial instruments

The Company is currently evaluating the impact, if any, that these new standards will have on its consolidated financial statements.

1.20 Financial Instruments and Risk Management

Atlatsa’s financial instruments consist primarily of the following financial assets: cash and cash equivalents, trade and other loans and receivables. Atlatsa’s financial instruments consist primarily of the following financial liabilities: loans and borrowings, trade and other payables and certain derivative instruments. Financial instruments are initially measured at fair value when Atlatsa becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, with the exception of financial instruments classified as at fair value through profit or loss.

Non-derivative Financial assets

Non-derivative financial assets comprise loans and receivables.

Loans and receivables are recognised on the date of origination. All other financial assets are recognised initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets are derecognised when the contractual rights to the cash flows from the asset expire, or the Company transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial assets are transferred, or it neither transfers nor retains substantially all of the risk and rewards of ownership and does not retain any control over the transferred asset. Any interest in transferred financial assets that is created or retained is recognised as a separate asset or liability.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses.

Loans and receivables comprise trade and other receivables, restricted cash, investment in the Platinum Producer’s Environmental Trust and cash and cash equivalents.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Non-derivative financial liabilities

The Company initially recognises debt securities issued and subordinated liabilities on the date that they originated. All other financial liabilities are recognised initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities are derecognised when the contractual obligations are discharged, cancelled or expire.

Non-derivative financial liabilities comprise loans and borrowings, bank overdrafts, trade and other payables.

Financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

The difference between the amount received and the amount recognised at fair value on initial recognition, is recognised as a fair value gain or loss in profit and loss (excluding loans with a shareholder).

When a transaction is with a shareholder at terms and conditions that would not be expected from a third party, it is clear that either the company or the shareholder obtained a benefit because of the shareholder relationship. This benefit is recognised directly in equity. In respect of loans with shareholders, the difference between the loan received and the amount recognised at fair value on initial recognition, is recognised as a fair value gain or loss directly in equity. In respect of loans with shareholders, the difference between the loan settled and the amount recognized at fair value on settlement date, is recognised as a fair value gain or loss directly in equity.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Financial risk management activities

Atlatsa’s financial instruments expose it to a variety of financial risks: credit risk, liquidity risk, interest rate risk, foreign currency risk and commodity price risk.

The Board of Directors has overall responsibility for the establishment and oversight of Atlatsa’s risk management framework.

Atlatsa’s risk management policies are established to identify and analyse the risks faced by Atlatsa, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and Atlatsa’s activities. Atlatsa, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Credit risk

Credit risk is the risk of financial loss to Atlatsa if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Atlatsa’s receivables from customers, and cash and equivalents. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.

Trade receivables represents sale of concentrate to RPM in terms of the Concentrate Agreement. The carrying value represents the maximum credit risk exposure. Atlatsa has no security against these receivables.

Liquidity risk

Liquidity risk is the risk that Atlatsa will not be able to meet its financial obligations as they fall due. Atlatsa ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and Atlatsa’s holdings of cash and cash equivalents. Atlatsa’s liquidity was facilitated by the 2009 Senior Debt Facility, which was replaced by the New Senior Facilities Agreement on December 13, 2013 and the Working Capital Facility. Atlatsa’s cash and cash equivalents are invested in business accounts which are available on demand. Refer to Section 1.12 – Liquidity for details on the material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern and, therefore that it may be unable to realise its assets and discharge its liabilities in the normal course of business.

Atlatsa operates in South Africa and is subject to currency exchange controls administered by the SARB. South African law provides for exchange control regulations that restrict the export of capital. The exchange control regulations, which are administered by SARB, regulate transactions involving South African residents, including legal entities, and limit a South African company’s ability to borrow from and repay loans to non-residents and to provide guarantees for the obligations of its affiliates with regard to funds obtained from non-residents.

A portion of the Company’s funding for its South African operations consist of loans advanced to its South African subsidiaries from subsidiaries that are non-residents of South Africa. The Company is in compliance with SARB regulations and is therefore not subject to restrictions on the ability of its South African subsidiaries to transfer funds to the Company or to other subsidiaries. In addition, the SARB has introduced various measures in recent years to relax the exchange controls in South Africa to entice foreign investment in the country. However, if more burdensome exchange controls were proposed or adopted by the SARB in the future, or if the Company was unable to comply with existing SARB regulations, such exchange control regulations could restrict the ability of the Company and its subsidiaries to repatriate funds needed to effectively finance the Company’s operations.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

An alternative funding arrangement was entered into with RPM whereby an advance on the Purchase of Concentrate revenue on the concentrate sales made to RPM was provided. This arrangement is available from 1 November 2013 until 30 November 2014 and has been extended to 31 March 2015. Section 1.4.4 – Debt Arrangements – Advance on the Purchase of Concentrate Revenue.

In addition, the Working Capital Facility came into effect from December 13, 2013 to meet the costs of the Companies in the Group. Refer to Section 1.4.1 – Debt Arrangements – 2009 Senior Debt Facility

Interest rate risk

Atlatsa is currently financed by the New Senior Facilities Agreement and variable interest rate funding from RPM. Refer to Section 1.12 – Liquidity for the discussion on the New Senior Facilities Agreement. There are currently no derivative instruments to mitigate any interest rate risk.

A 100 basis point increase in the interest rate at 31 December 2013 on the New Senior Facilities Agreement or 2009 Senior Debt Facility, as applicable, would have changed the profit/(loss) and equity for the year by approximately $1,296,102 (2012: $2,478,813) and a 100 basis point decrease by ($1,276,489) (2012: ($3,694,508)). This analysis assumes that all other variables remain constant.

Foreign currency risk

Atlatsa, from time to time, enters into transactions for the purchase of supplies and services denominated in foreign currency. As a result, Atlatsa is subject to foreign exchange risk from fluctuations in foreign exchange rates. Atlatsa has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Within Atlatsa, certain loans between entities amounting to $50.0 million (2012: $50.6 million) are exposed to foreign exchange fluctuations. The method used in the sensitivity analysis is to assume a change in the $/ZAR exchange rate. The closing ZAR to $ exchange rate for the year ending 31 December 2013 was ZAR9.87 (2012:ZAR8.53). A 10% change in the $/ZAR exchange rate at 31 December 2013 would have resulted in an increase/decrease of $5.0 million (2012: $5.1 million) in profit/(loss) and equity. Atlatsa has no significant external exposure to foreign exchange risk. All loans and borrowings are denominated in ZAR.

Commodity price risk

The value of Atlatsa’s revenue and resource properties depends on the price of PGMs and their outlook. Atlatsa currently operates the Bokoni Mine. Atlatsa does not hedge its exposure to commodity price risk. PGM prices historically have fluctuated widely and are affected by numerous factors outside of Atlatsa’s control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.

Atlatsa’s revenue amounts to $195,621,452 (ZAR1,828,237,870) and is exposed to commodity price fluctuations. The method used in the sensitivity analysis is to assume a change in the 4E basket price. A 10% change in the 4Ee basket price at 31 December 2013 would have resulted in an increase/decrease of $19.6 million in profit or loss and equity.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Capital risk management

The primary objective of managing Atlatsa’s capital is to ensure that there is sufficient capital available to support the funding and operating requirements of Atlatsa in a way that optimizes the cost of capital, maximizes shareholders’ returns, matches the current strategic business plan and ensures that Atlatsa remains in a sound financial position.

Atlatsa manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity or entering into market or bank debt or loans from RPM or hybrids thereof. Atlatsa may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure.

In addition, Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2018, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the DMR, the South African Reserve Bank and Anglo American Platinum.

There were no other changes to Atlatsa’s approach to capital management as at December 31, 2013 that were not discussed under Section 1.4 – Debt Arrangements.

1.21 Other MD&A Requirements

Additional information relating to Atlatsa, including Atlatsa’s annual report on Form 20-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

1.22 Internal Controls over Financial Reporting Procedures

Atlatsa’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR (as such term is defined in applicable securities regulations). Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of Atlatsa’s ICFR as of the end of each fiscal year and report, based on that assessment, whether the Company’s ICFR is effective. Atlatsa’s internal control system was designed to provide reasonable assurance to Atlatsa’s management and the board of directors regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Atlatsa.

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Atlatsa are being made only in accordance with authorizations of management and directors of Atlatsa.

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Atlatsa’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of ICFR to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of Atlatsa’s ICFR as of December 31, 2013 and no material weaknesses were identified. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework” issued in 1992. Based on this assessment, the Chief Executive Office and Chief Financial Officer have has determined that, as of December 31, 2013, Atlatsa’s ICFR was effective.

Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified in applicable securities regulations.

As at December 31, 2013, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of Atlatsa’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2013, Atlatsa’s disclosure controls and procedures were effective.

There has been no change in Atlatsa’s disclosure controls and procedures that occurred during the period beginning on January 1, 2013 and ended on December 31, 2013 that has materially affected, or is reasonably likely to materially affect, Atlatsa’s ICFR as at December 31, 2013.

1.23 Disclosure of Outstanding Share Data

Atlatsa has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 32,600,000 Atlatsa common shares. As at March 31, 2014, 5,110,000 options were outstanding. No options were granted in Q4 2013. Options outstanding and exercisable at December 31, 2013 were as follows:

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)
June 25, 2014	$0.96	550,000	550,000	0.5
November 30, 2016	$0.84	4,060,000	4,060,000	2.9
May 1, 2017	$1.61	500,000	500,000	3.7

Total		5,110,000	5,110,000

Weighted average exercise price		$.093	$0.93

As at March 31, 2014, the issued share capital of Atlatsa was 554,288,473 common shares. The outstanding 227,400 “B” Preference Shares (comprised of 115,800 B2 convertible preference shares and 111,600 B3 convertible preference shares outstanding in the capital of Plateau) were converted into 227.4 million Atlatsa common shares on a 1 to 1,000 basis on January 14, 2014 and an additional 125 million shares were issued to RPM on January 31, 2014. Refer to Section 1.3 – Restructure Plan for details.

Document 2

ATLATSA RESOURCES CORPORATION

Form 52-109F1 – Certification of Annual Filings

Full Certificate

I, Harold Motaung, Chief Executive Officer of Atlatsa Resources Corporation, certify the following:

1.	Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Atlatsa Resources Corporation (the “issuer”) for the financial year ended December 31, 2013.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material factor omit to state a material fact required to be stated or that is necessary to make a statement not misleading in: light of the circumstances under which it was made, for the period covered by the annual filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, . particularly during the period in which the annual filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is The Committee for Sponsoring Organizations of the Treadway Commission.

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.	Evaluation: The issuer’s other certifying officer(s) and I have

(a)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i)	our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii)	N/A.

7.	Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2013 and ended on December 31, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.	Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date: March 31, 2014

/s/ Harold Motaung
Harold Motaung
Chief Executive Officer

Document 3

ATLATSA RESOURCES CORPORATION

Form 52-109F1 – Certification of Annual

Filings Full Certificate

I, Kogi Naicker, Interim Chief Financial Officer of Atlatsa Resources Corporation, certify the following:

1.	Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Atlatsa Resources Corporation (the “issuer”) for the financial year ended December 31, 2013.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

6.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

7.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

8.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is The Committee for Sponsoring Organizations of the Treadway Commission.

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.	Evaluation: The issuer’s other certifying officer(s) and I have

(a)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i)	our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii)	N/A.

7.	Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2013 and ended on December 31, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.	Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date: March 31, 2014

/s/ Kogi Naicker
Kogi Naicker
Interim Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)

Date: March 31, 2014	By:	/s/ Kogi Naicker
Name: Kogi Naicker
Title: Interim Chief Financial Officer